Filed pursuant to Rule 424(b)(2)
Registration No. 333-116206

PROSPECTUS SUPPLEMENT
(To prospectus dated August 30, 2004)

4,500,000 Shares

Common Shares

We are offering 4,500,000 common shares with this prospectus supplement and the accompanying prospectus.

Our common shares are listed on the NASDAQ Global Select Market under the symbol “OTTR.” The last reported sale price of our common shares on the NASDAQ Global Select Market on September 18, 2008 was $33.00 per share.

Investing in our common shares involves risk. See “Risk factors” beginning on page S-12 of this prospectus supplement.

	Per share	Total

Public offering price	$30.00	$135,000,000
Underwriting discounts and commissions	$1.0875	$4,893,750
Proceeds, before expenses, to us	$28.9125	$130,106,250

The underwriters may also purchase from us up to an additional 675,000 common shares at the public offering price less the underwriting discounts and commissions, to cover overallotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $5,627,812 and the total proceeds, before expenses, to us will be $149,622,188.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the common shares as described in “Underwriting.” Delivery of the shares will be made on or about September 24, 2008.

Merrill Lynch & Co.

Robert W. Baird & Co.	J.P.Morgan

Banc of America Securities LLC	Wells Fargo Securities	KeyBanc Capital Markets

The date of this prospectus supplement is September 19, 2008.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE
ACCOMPANYING PROSPECTUS

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these common shares in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus, as well as the information we have previously filed with the Securities and Exchange Commission (SEC) that is incorporated by reference herein, is accurate as of any date other than its date. For purposes of this prospectus supplement and the accompanying prospectus, references to “Otter Tail,” “we,” “us,” “our” and “our company” are to Otter Tail Corporation and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using a “shelf” registration process. Under the shelf registration process, from time to time, we may sell any combination of the securities described in the accompanying prospectus in one or more offerings, subject in certain cases to the receipt of regulatory approval. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common shares and other information you should know before investing in our common shares. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Incorporation by reference” on page S-26 of this prospectus supplement and under the heading “Where You Can Find More Information” on page 38 in the accompanying prospectus before investing in our common shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Otter Tail Corporation and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “believes” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among other factors, the risks and uncertainties described in this prospectus supplement, including under “Risk factors,” the accompanying prospectus and the documents incorporated by reference herein. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common shares. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk factors” section and the information incorporated by reference herein, before making an investment decision.

The Company

Otter Tail Corporation was established in 1907 as an electric utility, and began diversifying into non-electric businesses in 1989. Otter Tail Corporation and its subsidiaries conduct business in all 50 states and in international markets. We had approximately 4,200 full-time employees at August 31, 2008. Our businesses have been classified into six segments: Electric, Plastics, Manufacturing, Health Services, Food Ingredient Processing and Other Business Operations.

Electric Utility Operations

•	Electric includes the production, transmission, distribution and sale of electric energy in Minnesota, North Dakota and South Dakota under the name Otter Tail Power Company. In addition, the electric utility is an active wholesale participant in the Midwest Independent Transmission System Operator (MISO) markets. The electric utility operations have been our primary business since incorporation.

Non-Electric Operations

•	Plastics consists of businesses producing polyvinyl chloride (PVC) pipe in the Upper Midwest and Southwest regions of the United States.

•	Manufacturing consists of businesses in the following manufacturing activities: production of wind towers, contract machining, metal parts stamping and fabrication, waterfront equipment, and material and handling trays and horticultural containers. These businesses have manufacturing facilities in Florida, Illinois, Minnesota, Missouri, North Dakota, Oklahoma and Ontario, Canada and sell products primarily in the United States.

•	Health Services consists of businesses involved in the sale of diagnostic medical equipment, patient monitoring equipment and related supplies and accessories. These businesses also provide equipment maintenance, diagnostic imaging services and rental of diagnostic medical imaging equipment to various medical institutions located throughout the United States.

•	Food Ingredient Processing consists of Idaho Pacific Holdings, Inc. (IPH), which owns and operates potato dehydration plants in Ririe, Idaho; Center, Colorado; and Souris, Prince Edward Island, Canada. IPH produces dehydrated potato products that are sold in the United States, Canada and other countries.

•	Other Business Operations consists of businesses in residential, commercial and industrial electric contracting industries, fiber optic and electric distribution systems, wastewater and HVAC systems construction, transportation and energy services. These businesses operate primarily in the Central United States, except for our transportation company which operates in 48 states and 4 Canadian provinces.

Our electric operations, including wholesale power sales, are operated as a division of Otter Tail Corporation, and our energy services operation is operated as a subsidiary of Otter Tail Corporation. Substantially all of our other businesses are owned by our wholly owned subsidiary Varistar Corporation (Varistar).

Otter Tail Corporation was incorporated in 1907 under the laws of the State of Minnesota. Our executive offices are located at 215 South Cascade Street, Box 496, Fergus Falls, Minnesota 56538-0496 and 4334 18th Avenue SW, Suite 200, P.O. Box 9156, Fargo, North Dakota 58106-9156, and our telephone number is (866) 410-8780.

Our Strategy

Our strategy is to continue to develop a core regulated electric utility combined with a diversified multi-industry platform. Reliable utility performance combined with growth opportunities at all of our businesses provides long-term value. Growing our core electric utility business provides a strong base of revenues, earnings and cash flows. We look to our non-electric operating companies to provide organic growth as well. Organic, internal growth comes from new products and services, market expansion and increased efficiencies. We expect much of the growth in the next few years will come from major capital investment at existing companies. We also expect to grow through acquisition and adhere to strict guidelines when reviewing acquisition candidates. Our aim is to add companies that will produce an immediate positive impact on earnings and provide long-term growth potential. We believe owning well-run, profitable companies across different industries will bring more growth opportunities and more balance to our results. In doing this, we also avoid concentrating business risk within a single industry. All of our operating companies operate under a decentralized business model with disciplined corporate oversight.

We assess the performance of our operating companies over time, using criteria that include:

•	ability to provide returns on invested capital that exceed our weighted average cost of capital over the long term; and

•	assessment of an operating company’s business and the potential for future earnings growth.

We are a long-term owner of our operating companies, and therefore, do not acquire companies in pursuit of short-term gains. However, we may divest operating companies that no longer fit into our strategy over the long term.

Company Strengths

We believe that our strengths include the following:

•	We have a balanced income and growth strategy, with our stable regulated electric operations providing cash flow to support dividends and with opportunities in our electric and non-electric businesses to provide growth potential.

•	Our integrated electric utility operations provide competitive, low-cost energy from coal-fired and renewable generation and operate in a constructive regulatory environment. Our electric utility also provides investment opportunities in generation (base-load and renewable) and transmission infrastructure.

•	Our non-electric operations provide a platform of companies intended to enhance potential earnings growth while mitigating volatility.

•	Opportunities for growth exist through expansion of our manufacturing (including our wind tower manufacturer) and plastics businesses, strategic acquisitions and exposure to the rapidly growing North American wind energy market.

•	We offer a current indicated annual dividend yield of 3.6% on our common shares, based on a share price of $33.00 as of September 18, 2008. Our 2008 indicated annual dividend is $1.19 per share, and dividends have been paid since 1938 with 33 years of consecutive increases.

•	We are committed to maintaining strong credit ratings with current senior unsecured debt ratings of BBB+ (Standard & Poors) and A3 (Moody’s). Both of these ratings contain a negative outlook.

Segment Information

The following tables represent our mix of total operating revenues, operating income and identifiable assets for continuing operations across our six business segments for the periods shown below:

	Years Ended						Six Months Ended
	December 31,						June 30,
	2005		2006		2007		2007		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(unaudited)
	(In thousands)

Operating revenue
Electric	$312,985	31.9%	$306,014	27.7%	$323,478	26.1%	$160,552	26.5%	$166,256	26.7%
Plastics	158,548	16.1	163,135	14.8	149,012	12.0	77,344	12.7	62,995	10.1
Manufacturing	244,311	24.9	311,811	28.2	381,599	30.8	191,011	31.5	217,937	34.9
Health services	123,991	12.6	135,051	12.2	130,670	10.6	65,415	10.8	60,005	9.6
Food ingredient processing	38,501	3.9	45,084	4.1	70,440	5.7	37,898	6.2	31,811	5.1
Other business operations	105,821	10.8	145,603	13.2	185,730	15.0	75,733	12.5	86,190	13.8
Corporate revenues and intersegment eliminations(1)	(2,288)	(0.2)	(1,744)	(0.2)	(2,042)	(0.2)	(988)	(0.2)	(1,357)	(0.2)

Total	$981,869	100.0%	$1,104,954	100.0%	$1,238,887	100.0%	$606,965	100.0%	$623,837	100.0%

Operating income
Electric	$63,886	64.8%	$50,111	51.2%	$45,755	45.4%	$21,519	42.2%	$27,201	99.3%
Plastics	23,853	24.2	23,707	24.2	14,362	14.3	10,868	21.3	2,589	9.4
Manufacturing	16,728	17.0	27,578	28.2	33,051	32.8	17,145	33.6	5,139	18.8
Health services	7,637	7.7	4,538	4.6	3,430	3.4	3,283	6.4	(868)	(3.2)
Food ingredient processing	1,639	1.7	(5,828)	(5.9)	6,762	6.7	3,085	6.0	2,990	10.9
Other business operations	(135)	(0.2)	9,600	9.8	7,817	7.7	2,417	4.7	(1,056)	(3.9)
Corporate(1)	(15,013)	(15.2)	(11,909)	(12.1)	(10,403)	(10.3)	(7,272)	(14.2)	(8,595)	(31.3)

Total operating income — continuing operations	$98,595	100.0%	$97,797	100.0%	$100,774	100.0%	$51,045	100.0%	$27,400	100.0%

	December 31,			June 30,
	2005	2006	2007	2007	2008
	Amount	Amount	Amount	Amount	Amount	Percent
				(unaudited)
	(In thousands)

Identifiable assets
Electric	$654,175	$689,653	$813,565	$715,912	$848,287	54.4%
Plastics	76,573	80,666	77,971	89,115	97,746	6.3
Manufacturing	177,969	219,336	274,780	262,988	332,699	21.4
Health services	67,066	66,126	64,824	66,484	63,132	4.1
Food ingredient processing	96,023	94,462	91,966	94,369	98,056	6.3
Other business operations	55,341	67,110	72,258	66,095	77,564	5.0
Corporate(1)	40,648	41,008	59,390	31,778	39,670	2.5

Total	$1,167,795	$1,258,361	$1,454,754	$1,326,741	$1,557,154	100.0%

(1)	Corporate includes items such as corporate staff and overhead costs, the results of our captive insurance company and other items excluded from the measurement of operating segment performance. Corporate assets consist primarily of cash, prepaid expenses, investments and fixed assets. Corporate is not an operating segment. Rather it is added to operating segment totals to reconcile to totals on our consolidated financial statements.

Recent Developments

Rate Matters

Minnesota Rate Case

In an order issued by the Minnesota Public Utilities Commission (MPUC) on August 1, 2008 the electric utility was granted an increase in Minnesota retail electric rates of approximately 2.9%, compared with a requested increase of approximately 6.7%. An interim rate increase of 5.4% went into effect on November 30, 2007. The electric utility is expected to refund Minnesota customers the difference between interim rates and final rates, with interest. The refund will commence within 120 days after the final order is no longer subject to appeal. After the refund is commenced, it must be completed within 90 days. Amounts refundable totaling $2.2 million were recorded as a liability on our consolidated balance sheet as of June 30, 2008. The MPUC approved a rate of return on equity of 10.43% on a capital structure with 50.0% equity. The electric utility disagrees with certain aspects of the MPUC decision and has requested reconsideration of those items. Other participants have also requested reconsideration of other aspects of the decision.

North Dakota Renewable Resource Cost Recovery Rider

On May 21, 2008, the North Dakota Public Service Commission (NDPSC) approved the electric utility’s request for a Renewable Resource Cost Recovery Rider to enable the electric utility to recover the North Dakota share of its investments in renewable energy facilities. The Renewable Resource Adjustment of 0.193 cents per kilowatt-hour was included on North Dakota customers’ electric service statements beginning in June 2008. The first renewable energy project for which the electric utility will receive cost recovery is its 40.5 megawatt ownership share of the Langdon Wind Energy Center, which became commercially operational in January 2008. The electric utility may also recover through this rider costs associated with other new renewable energy projects as they are completed.

After approval of the rider, the electric utility accrued revenue related to its investment in renewable energy and for renewable energy costs incurred since January 2008 that are eligible for recovery through the rider. Our June 30, 2008 consolidated balance sheet included a regulatory asset of $1.4 million for revenues that are eligible for recovery through the rider but had not been billed to North Dakota customers as of June 30, 2008.

Minnesota Renewable Resource Cost Recovery Rider

On August 7, 2008, the MPUC approved the electric utility’s request for a Renewable Resource Cost Recovery Rider for its Minnesota jurisdictional portion of investment in renewable energy facilities. The rider enables the electric utility to recover from its Minnesota retail customers its investments in owned renewable energy facilities and would include a return on those investments. The first renewable energy project for which the electric utility will receive cost recovery is its 40.5 megawatt ownership share of the Langdon Wind Energy Center, which became commercially operational in January 2008. Our June 30, 2008 balance sheet included a regulatory asset of $1.5 million for deferred recognition of the Minnesota portion of renewable resource costs. As a result of the MPUC approval, the electric utility will reverse and expense the $1.5 million of deferred costs and recognize a regulatory asset of $1.9 million for revenues that are eligible for recovery through the rider but have not been billed to Minnesota customers.

Minnesota Electric Transmission Facilities Cost Recovery Rider

The electric utility plans to file a proposed rider with the MPUC to recover its share of costs of transmission infrastructure upgrades projects in the fourth quarter of 2008.

Ashtabula Wind Center

On April 30, 2008 the electric utility announced plans to invest approximately $121 million related to the construction of 48 megawatts of wind energy generation at the proposed Ashtabula Wind Center site in

Barnes County, North Dakota, with an expected completion date in late 2008. The electric utility’s participation in the project includes ownership of 32 wind turbines rated at 1.5 megawatts each.

Big Stone II Project

On June 30, 2005, in conjunction with a coalition of several other electric providers, we entered into agreements for the development of a second electric generating plant, named Big Stone II, at the site of the existing Big Stone Plant near Milbank, South Dakota. The proposed project is intended to serve the participants’ native customer loads and is expected to be part of our electric utility’s regulated rate base. The project will be nominally rated between 500 and 580 megawatts and will be coal-fired. Our electric utility currently expects to be the plant operator and to own approximately 20% of this facility.

In the third quarter of 2005, the participating utilities filed applications with the MPUC for a transmission Certificate of Need and a Route Permit for the Minnesota portion of the Big Stone II transmission line project. On May 9, 2008 the Administrative Law Judges (ALJs) issued a report — reversing their previous recommendation — recommending that the MPUC deny the petition for a Certificate of Need and related route permits for the proposed transmission lines. On May 19, 2008 the five Big Stone II participating utilities filed exceptions to the ALJs’ Report and Recommendation with the MPUC. The MPUC decision on these matters was expected in June 2008, but on June 5, 2008 the MPUC deferred its decision on the Big Stone II transmission Certificate of Need. The MPUC is proceeding with a process whereby MPUC-appointed experts will render opinions on the modeling data utilized by the participating utilities for construction costs, potential carbon dioxide regulation costs, natural gas costs, and other matters pertinent to the application. The electric utility currently expects a decision on the transmission Certificate of Need application in 2009.

The electric utility’s integrated resource plan (IRP) includes generation from Big Stone II beginning in 2013 to accommodate load growth and to replace expiring purchased power contracts and older coal-fired base-load generation units scheduled for retirement. On June 5, 2008 the MPUC also deferred approval of the electric utility’s 2006-2020 IRP, which was originally filed in 2005. The participating utilities also made a filing for an advanced determination of the prudence of Big Stone II with the NDPSC, and on August 27, 2008 the NDPSC determined that the electric utility’s participation in Big Stone II was prudent in a range of 121.8 to 130 megawatts. In addition, the Big Stone II participating utilities have filed a contested case proceeding with the South Dakota Board of Minerals and Environment to acquire required air permits for Big Stone II. A decision by the South Dakota Board of Minerals and Environment is expected in 2008.

As of June 30, 2008, the electric utility has capitalized $9.8 million in costs related to the planned construction of Big Stone II. If the project is abandoned for permitting or other reasons, a portion of these capitalized costs and others incurred in future periods may be subject to expense and may not be recoverable.

Expansion of DMI Industries, Inc.

On June 3, 2008 DMI Industries, Inc. (DMI), a subsidiary of Varistar, announced plans to expand its wind tower manufacturing facilities in Tulsa, Oklahoma and West Fargo, North Dakota. When these expansions are complete, we expect that DMI’s annual combined wind tower production will support up to 3,000 megawatts of installed wind project capacity, based on current tower and turbine technologies and designs. We expect to complete the expansion of these facilities in early 2009 to accommodate anticipated 2009 and 2010 production demands.

Formation of Holding Company Structure

Our Board of Directors has authorized a holding company reorganization of our regulated electric utility business, which is currently operated as a division of Otter Tail Corporation under the name Otter Tail Power Company. Following the completion of the holding company reorganization, Otter Tail Power Company will be operated as a wholly owned subsidiary of the new parent holding company to be named Otter Tail Corporation. In connection with the reorganization, each outstanding Otter Tail Corporation common share will be automatically converted into one common share of the new holding company, and each outstanding

Otter Tail Corporation cumulative preferred share will be automatically converted into one cumulative preferred share of the new holding company having the same terms. The holding company reorganization is subject to approval by Minnesota, North Dakota and South Dakota regulatory agencies and by the Federal Energy Regulatory Commission (FERC), consents from various third parties and certain other conditions, and is expected to become effective on January 1, 2009. In an order issued on August 18, 2008, the FERC authorized the reorganization subject to certain conditions specified in the order.

Otter Tail Power Company Line of Credit

On July 30, 2008 Otter Tail Corporation, dba Otter Tail Power Company replaced its credit agreement with U.S. Bank National Association, which provided for a $75 million line of credit, with a new credit agreement providing for a $170 million line of credit with an accordion feature whereby the line can be increased to $250 million. The prior credit agreement was subject to renewal on September 1, 2008. The new credit agreement is between Otter Tail Corporation, dba Otter Tail Power Company and JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Merrill Lynch Bank USA, as Banks, U.S. Bank National Association, as a Bank and as agent for the Banks, and Bank of America, N.A., as a Bank and as Syndication Agent. The Otter Tail Power Company line of credit is an unsecured revolving credit facility that the electric utility can draw on to support the working capital needs and other capital requirements of its operations. Borrowings under this line of credit bear interest at LIBOR plus 0.4%, subject to adjustment based on the ratings of our senior unsecured debt. The credit agreement for the Otter Tail Power Company line of credit contains a number of restrictions on the business of the electric utility, including restrictions on its ability to merge, sell assets, incur indebtedness, create or incur liens on assets, guarantee the obligations of any other party, and engage in transactions with related parties. The Otter Tail Power Company line of credit is subject to renewal on July 30, 2011.

Revised Earnings Guidance

On September 15, 2008 we issued a press release announcing revised earnings guidance for 2008. The release indicates that we expect our 2008 diluted earnings per share to be in the range of $1.25 to $1.50 compared with our previously announced earnings guidance of $1.40 to $1.65. The main factors contributing to the revision in earnings guidance are as follows:

•	Cooler than normal weather in July and August which impacts our electric segment’s expected earnings.

•	Reductions in raw potato supplies which are expected to lower sales volumes for the rest of 2008 in the food ingredient processing segment.

•	A continuation of the general business conditions as discussed in our August 4, 2008 second quarter earnings release. These conditions include reduced demand for waterfront equipment and, more importantly, increased costs related to the startup of new facilities and integrating new customers at our wind tower manufacturing business as it prepares for anticipated industry growth.

We believe we are well positioned for earnings growth in 2009 due to the significant investments we are making in our operating companies in 2008. Within the core electric business, continued growth is expected in 2009 given ongoing rate base investments and the anticipated effect of filing during the fourth quarter of 2008 for general rate increases in North Dakota and South Dakota. We also believe our non-electric businesses have excellent growth prospects, particularly in the wind tower manufacturing business. Plant expansions in Oklahoma and North Dakota will increase production capabilities to serve the expected increase in demand for wind towers.

The Offering

Common shares we are offering	4,500,000 shares

Common shares to be outstanding immediately after this offering(1)	34,624,709 shares

NASDAQ Global Select Market symbol	OTTR

Current indicated annual common share dividend rate	$1.19 per share, payable quarterly

Cash dividends paid since	1938

Net proceeds	We estimate that the net proceeds from the sale of the common shares, after deducting underwriting discounts and estimated offering expenses, will be approximately $129,706,250 (or approximately $149,222,188 if the underwriters’ overallotment option is exercised in full).

Use of proceeds	We intend to use the net proceeds from this offering to finance the construction of the Ashtabula Wind Center in Barnes County, North Dakota and the expansion of the wind tower manufacturing facilities of Varistar’s subsidiary DMI in Tulsa, Oklahoma, and West Fargo, North Dakota and, pending the full application for these purposes, the net proceeds from this offering will be used to fund working capital needs of our other businesses.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC and Wells Fargo Securities, LLC are lenders under the Otter Tail Power Company line of credit and affiliates of J.P. Morgan Securities Inc., Banc of America Securities LLC, Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under the Varistar line of credit, and accordingly, will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under these facilities.

Risk factors	See “Risk factors” beginning on page S-12 of this prospectus supplement for a discussion of the factors you should consider carefully before deciding whether to invest in the common shares offered by this prospectus supplement and the accompanying prospectus.

(1)	The number of common shares to be outstanding immediately after this offering is based on approximately 30,124,709 shares outstanding as of June 30, 2008, and does not include:

•	587,688 common shares issuable upon the exercise of outstanding options as of June 30, 2008 granted under our 1999 Stock Incentive Plan, with a weighted average exercise price of $26.18 per share;

•	75,765 common shares issuable upon the vesting of restricted stock units granted under our 1999 Stock Incentive Plan as of June 30, 2008;

•	1,629,780 additional common shares reserved for future issuance under our 1999 Stock Incentive Plan and our 1999 Employee Stock Purchase Plan as of June 30, 2008; and

•	675,000 common shares that may be purchased by the underwriters to cover overallotments, if any.

Summary Consolidated Financial Data

The following tables set forth certain summary consolidated financial data derived from our unaudited interim consolidated financial statements for the six months ended June 30, 2007 and 2008 and from our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007. The unaudited interim consolidated financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the interim periods presented. This summary consolidated financial data is qualified in its entirety and should be read together with our historical consolidated financial statements and the related notes in the documents incorporated by reference herein.

	Years Ended			Six Months Ended
	December 31,			June 30,
Income statement data:	2005	2006	2007	2007	2008
				(unaudited)
	(In thousands, except per share data)

Operating revenues	$981,869	$1,104,954	$1,238,887	$606,965	$623,837
Operating income	98,595	97,797	100,774	51,045	27,400
Depreciation and amortization	46,458	49,983	52,830	26,040	31,037
Earnings available for common shares	61,816	50,376	53,225	26,143	11,379

Average common shares outstanding (diluted)	29,348	29,664	29,970	29,844	30,199

Per common share data:
Diluted earnings per share — continuing operations	$1.81	$1.69	$1.78	$0.88	$0.38
Diluted earnings per share — total	2.11	1.70	1.78	0.88	0.38
Dividends per common share	1.12	1.15	1.17	0.585	0.595
Book value per common share	15.80	16.62	17.51	17.07	17.36

	December 31,		June 30,
Balance sheet data:	2006	2007	2007	2008
			(unaudited)
	(In thousands)

Total assets	$1,258,650	$1,454,754	$1,326,741	$1,557,154
Net plant	718,609	854,024	763,691	926,480
Cash and cash equivalents	6,791	39,824	—	—
Total liabilities(1)	725,380	916,607	803,179	1,018,643
Capitalization:
Long-term debt, net of current maturities and unamortized debt discount	$255,436	$342,694	$254,140	$341,630
Cumulative preferred shares	15,500	15,500	15,500	15,500
Total common shareholders’ equity	490,770	522,647	508,062	523,011

Total capitalization(2)	$761,706	$880,841	$777,702	$880,141

(1)	The sum of total current liabilities, pensions benefit liability, other postretirement benefits liability, other noncurrent liabilities, total deferred credits, long-term debt and Class B stock options of a subsidiary.

(2)	Excludes $1,255 of Class B stock options of a subsidiary.

	June 30,
	2008
	Actual		Adjusted(2)
Capitalization:	Amount	Percent	Amount	Percent
	(unaudited)
	(Dollars in thousands)

Cash and cash equivalents	$—		$32,000

Short-term debt and current maturities of long-term debt	$189,976	17.8%	$92,270	8.4%
Long-term debt, net of current maturities and unamortized debt discount	341,630	31.9	341,630	31.0
Cumulative preferred shares	15,500	1.4	15,500	1.4
Total common shareholders’ equity	523,011	48.9	652,717	59.2

Total capitalization(1)	$1,070,117	100.0%	$1,102,117	100.0%

(1)	Excludes $1,255 of Class B stock options of a subsidiary.

(2)	Adjusted to reflect our issuance and sale of 4,500,000 common shares in this offering and the anticipated application of the net proceeds from the sale of those shares as described in “Use of proceeds.”

RISK FACTORS

You should carefully consider the risks and uncertainties described below and any risk factors in our reports to the SEC incorporated by reference into this prospectus supplement, as well as the other information included or incorporated by reference in this prospectus supplement, before deciding whether to purchase any of the common shares offered hereby.

Risks Related to our Business

General

Federal and state environmental regulation could require us to incur substantial capital expenditures and increased operating costs.

We are subject to federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, natural resources and health safety. These laws and regulations regulate the modification and operation of existing facilities, the construction and operation of new facilities and the proper storage, handling, cleanup and disposal of hazardous waste and toxic substances. Compliance with these legal requirements requires us to commit significant resources and funds toward environmental monitoring, installation and operation of pollution control equipment, payment of emission fees and securing environmental permits. Obtaining environmental permits can entail significant expense and cause substantial construction delays. Failure to comply with environmental laws and regulations, even if caused by factors beyond our control, may result in civil or criminal liabilities, penalties and fines.

Existing environmental laws or regulations may be revised and new laws or regulations may be adopted or become applicable to us. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material effect on our results of operations.

Volatile financial markets and changes in our debt ratings could restrict our ability to access capital and increase our borrowing costs and pension plan expenses.

We rely on access to both short- and long-term capital markets as a source of liquidity for capital requirements not satisfied by cash flows from operations. If we are not able to access capital at competitive rates, the ability to implement our business plans may be adversely affected. Market disruptions or a downgrade of our credit ratings may increase the cost of borrowing or adversely affect our ability to access one or more financial markets.

Changes in the U.S. capital markets could also have significant effects on our pension plan. Our pension income or expense is affected by factors including the market performance of the assets in the master pension trust maintained for the pension plans for some of our employees, the weighted average asset allocation and long-term rate of return of our pension plan assets, the discount rate used to determine the service and interest cost components of our net periodic pension cost and assumed rates of increase in our employees’ future compensation. If our pension plan assets do not achieve positive rates of return, or if our estimates and assumed rates are not accurate, our earnings may decrease because net periodic pension costs would rise and we could be required to provide additional funds to cover our obligations to employees under the pension plan.

Any significant impairment of our goodwill would cause a decrease in our assets and a reduction in our net operating performance.

We had approximately $107.2 million of goodwill recorded on our consolidated balance sheet as of June 30, 2008. We have recorded goodwill for businesses in each of our business segments, except for our electric utility. If we make changes in our business strategy or if market or other conditions adversely affect operations in any of these businesses, we may be forced to record an impairment charge, which would lead to decreased assets and a reduction in net operating performance. Goodwill is tested for impairment annually or whenever events or changes in circumstances indicate impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period the determination is made. The testing of goodwill for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, future business operating performance, changes in competition or changes in technologies. Any changes in key assumptions, or actual performance compared with key assumptions, about our business and its future prospects or other assumptions could affect the fair value of one or more business segments, which may result in an impairment charge.

We currently have $24.3 million of goodwill and a $3.3 million nonamortizable trade name recorded on our balance sheet related to the acquisition of IPH in 2004. If conditions of low sales prices, high energy and raw material costs and a shortage of raw potato supplies return, as experienced in 2006, and the increased value of the Canadian dollar relative to the U.S. dollar persists or operating margins do not improve according to our projections, the reductions in anticipated cash flows from this business may indicate that its fair value is less than its book value resulting in an impairment of some or all of the goodwill and nonamortizable intangible assets associated with IPH and a corresponding charge against earnings.

If we are unable to achieve the organic growth we expect, our financial performance may be adversely affected.

We expect much of our growth in the next few years will come from major capital investment at existing companies. To achieve the organic growth we expect, we will have to develop new products and services, expand our markets and increase efficiencies in our businesses. Competitive and economic factors could adversely affect our ability to do this. If we are unable to achieve and sustain consistent organic growth, we will be less likely to meet our revenue growth targets, which together with any resulting impact on our net income growth, may adversely affect the market price of our common shares.

Our plans to grow and diversify through acquisitions may not be successful, which could result in poor financial performance.

As part of our business strategy, we intend to acquire new businesses. We may not be able to identify appropriate acquisition candidates or successfully negotiate, finance or integrate acquisitions. If we are unable to make acquisitions, we may be unable to realize the growth we anticipate. Future acquisitions could involve numerous risks including: difficulties in integrating the operations, services, products and personnel of the acquired business; and the potential loss of key employees, customers and suppliers of the acquired business. If we are unable to successfully manage these risks of an acquisition, we could face reductions in net income in future periods.

Our plans to acquire, grow and operate our non-electric businesses could be limited by state law.

Our plans to acquire, grow and operate our non-electric businesses could be adversely affected by legislation in one or more states that may attempt to limit the amount of diversification permitted in a holding company system that includes a regulated utility company or affiliated non-electric companies.

The terms of some of our contracts could expose us to unforeseen costs and costs not within our control, which may not be recoverable and could adversely affect our results of operations and financial condition.

DMI and ShoreMaster, Inc., two businesses in our manufacturing segment, and our construction companies frequently provide products and services pursuant to fixed-price contracts. Revenues recognized on jobs in progress under fixed-price contracts for the year ended December 31, 2007 were $325 million. Under those contracts, we agree to perform the contract for a fixed price and, as a result, can improve our expected profit by superior contract performance, productivity, worker safety and other factors resulting in cost savings. However, we could incur cost overruns above the approved contract price, which may not be recoverable.

Fixed-price contract prices are established based largely upon estimates and assumptions relating to project scope and specifications, personnel and material needs. These estimates and assumptions may prove inaccurate or conditions may change due to factors out of our control, resulting in cost overruns, which we may be required to absorb and that could have a material adverse effect on our business, financial condition and results of our operations. In addition, our profits from these contracts could decrease and we could experience losses if we incur difficulties in performing the contracts or are unable to secure fixed-pricing commitments from our manufacturers, suppliers and subcontractors at the time we enter into fixed-price contracts with our customers.

We are subject to risks associated with energy markets.

Our businesses are subject to the risks associated with energy markets, including market supply and increasing energy prices. If we are faced with shortages in market supply, we may be unable to fulfill our contractual obligations to our retail, wholesale and other customers at previously anticipated costs. This could force us to obtain alternative energy or fuel supplies at higher costs or suffer increased liability for unfulfilled contractual obligations. Any significantly higher than expected energy or fuel costs would negatively affect our financial performance.

Electric

We may experience fluctuations in revenues and expenses related to our electric operations, which may cause our financial results to fluctuate and could impair our ability to make distributions to shareholders or scheduled payments on our debt obligations.

A number of factors, many of which are beyond our control, may contribute to fluctuations in our revenues and expenses from electric operations, causing our net income to fluctuate from period to period. These risks include fluctuations in the volume and price of sales of electricity to customers or other utilities, which may be affected by factors such as mergers and acquisitions of other utilities, geographic location of other utilities, transmission costs (including increased costs related to operations of regional transmission organizations), changes in the manner in which wholesale power is sold and purchased, unplanned interruptions at our generating plants, the effects of regulation and legislation, demographic changes in our customer base and changes in our customer demand or load growth. Electric wholesale margins have been significantly and adversely affected by increased efficiencies in the MISO market. Electric wholesale trading margins could also be adversely affected by losses due to trading activities. Other risks include weather conditions or changes in weather patterns (including severe weather that could result in damage to our assets), fuel and purchased power costs and the rate of economic growth or decline in our service areas. A decrease in revenues or an increase in expenses related to our electric operations may reduce the amount of funds available for our existing and future businesses, which could result in increased financing requirements, impair our ability to make expected distributions to shareholders or impair our ability to make scheduled payments on our debt obligations.

As of June 30, 2008 the electric utility has capitalized $9.8 million in costs related to the planned construction of a second electric generating unit at our Big Stone Plant site. Should approvals of permits not be received on a timely basis, the project could be at risk. If the project is abandoned for permitting or other reasons, a portion of these capitalized costs and others incurred in future periods may be subject to expense and may not be recoverable. Additionally, if we are unable to complete the construction of Big Stone II and commence operations, we may be forced to purchase power in order to meet customer needs. There is no guarantee that in such a case we would be able to obtain sufficient supplies of power at reasonable costs. If we are forced to pay higher than normal prices for power, the increase in costs could reduce our earnings if we were not able to recover the increased costs from our electric customers through the fuel clause adjustment (FCA).

Actions by the regulators of our electric operations could result in rate reductions, lower revenues and earnings or delays in recovering capital expenditures.

We are subject to federal and state legislation, government regulations and regulatory actions that may have a negative impact on our business and results of operations. The electric rates that we are allowed to charge for our electric services are one of the most important items influencing our financial position, results of operations and liquidity. The rates that we charge our electric customers are subject to review and determination by state public utility commissions in Minnesota, North Dakota and South Dakota. We are also regulated by the FERC. An adverse decision by one or more regulatory commissions concerning the level or method of determining electric utility rates, the authorized returns on equity, implementation of enforceable federal reliability standards or other regulatory matters, permitted business activities (such as ownership or operation of non-electric businesses) or any prolonged delay in rendering a decision in a rate or other proceeding (including with respect to the recovery of capital expenditures in rates) could result in lower revenues and net income.

Certain costs currently included in the FCA in retail rates may be excluded from recovery through the FCA but may be subject to recovery through rates established in a general rate case. Recovery of MISO schedule 16 and 17 administrative costs associated with providing electric service to North Dakota customers are currently being deferred pending the results of our next general rate case in North Dakota scheduled to be filed in November or December of 2008. If we are not granted recovery of $0.7 million in deferred costs as of June 30, 2008 we could be required to recognize these costs immediately in expense at the time recovery is denied.

We may not be able to respond effectively to deregulation initiatives in the electric industry, which could result in reduced revenues and earnings.

We may not be able to respond in a timely or effective manner to the changes in the electric industry that may occur as a result of regulatory initiatives to increase wholesale competition. These regulatory initiatives may include further deregulation of the electric utility industry in wholesale markets. Although we do not expect retail competition to come to the states of Minnesota, North Dakota and South Dakota in the foreseeable future, we expect competitive forces in the electric supply segment of the electric business to continue to increase, which could reduce our revenues and earnings.

Our electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

Operation of electric generating facilities involves risks which can adversely affect energy output and efficiency levels. Most of our generating capacity is coal-fired. We rely on a limited number of suppliers of coal, making us vulnerable to increased prices for fuel as existing contracts expire or in the event of unanticipated interruptions in fuel supply. We are a captive rail shipper of the BNSF Railway for shipments of coal to our Big Stone and Hoot Lake plants, making us vulnerable to increased prices for coal transportation from a sole supplier. Higher fuel prices result in higher electric rates for our retail customers through fuel clause adjustments and could make us less competitive in wholesale electric markets. Operational risks also include facility shutdowns due to breakdown or failure of equipment or processes, labor disputes, operator error and catastrophic events such as fires, explosions, floods, intentional acts of destruction or other similar occurrences affecting our electric generating facilities. The loss of a major generating facility would require us to find other sources of supply, if available, and expose us to higher purchased power costs.

Changes to regulation of generating plant emissions, including but not limited to carbon dioxide (CO2) emissions, could affect our operating costs and the costs of supplying electricity to our customers.

Existing or new laws or regulations addressing climate change or reductions of greenhouse gas emissions by federal or state authorities, such as mandated levels of renewable generation or mandatory reductions in CO2 emission levels or taxes on CO2 emissions, that result in increases in electric service costs could negatively impact our net income, financial position and operating cash flows if such costs cannot be recovered through rates granted by ratemaking authorities in the states where the electric utility provides service or through increased market prices for electricity.

Plastics

Our plastics operations are highly dependent on a limited number of vendors for PVC resin and a limited supply of PVC resin. The loss of a key vendor, or any interruption or delay in the supply of PVC resin, could result in reduced sales or increased costs for our plastics business.

We rely on a limited number of vendors to supply the PVC resin used in our plastics business. Two vendors accounted for approximately 91% of our total purchases of PVC resin in the first six months of 2008, approximately 95% of our total purchases of PVC resin in 2007 and approximately 99% of our total purchases of PVC resin in 2006. In addition, the supply of PVC resin may be limited primarily due to manufacturing capacity and the limited availability of raw material components. A majority of U.S. resin production plants are located in the Gulf Coast region, which may increase the risk of a shortage of resin in the event of a hurricane or other natural disaster in that region. The loss of a key vendor or any interruption or delay in the availability or supply of PVC resin could disrupt our ability to deliver our plastic products, cause customers to cancel orders or require us to incur additional expenses to obtain PVC resin from alternative sources, if such sources are available.

We compete against a large number of other manufacturers of PVC pipe and manufacturers of alternative products. Customers may not distinguish our products from those of our competitors.

The plastic pipe industry is highly fragmented and competitive due to the large number of producers and the fungible nature of the product. We compete not only against other PVC pipe manufacturers, but also against ductile iron, steel, concrete and clay pipe manufacturers. Due to shipping costs, competition is usually regional instead of national in scope, and the principal areas of competition are a combination of price, service, warranty and product performance. Our inability to compete effectively in each of these areas and to distinguish our plastic pipe products from competing products may adversely affect the financial performance of our plastics business.

Reductions in PVC resin prices can negatively affect our plastics business.

The PVC pipe industry is highly sensitive to commodity raw material pricing volatility. Historically, when resin prices are rising or stable, margins and sales volume have been higher and when resin prices are falling, sales volumes and margins have been lower. Reductions in PVC resin prices could negatively affect PVC pipe prices, profit margins on PVC pipe sales and the value of PVC pipe held in inventory.

Manufacturing

Competition from foreign and domestic manufacturers, the price and availability of raw materials, fluctuations in foreign currency exchange rates, the availability of production tax credits and general economic conditions could affect the revenues and earnings of our manufacturing businesses.

Our manufacturing businesses are subject to intense risks associated with competition from foreign and domestic manufacturers, many of whom have broader product lines, greater distribution capabilities, greater capital resources, larger marketing, research and development staffs and facilities and other capabilities that may place downward pressure on margins and profitability. The companies in our manufacturing segment use a variety of raw materials in the products they manufacture, including steel, lumber, concrete, aluminum and resin. Costs for these items have increased significantly and may continue to increase. If our manufacturing businesses are not able to pass on the cost of their increases to their customers, it could have a negative effect on profit margins in our manufacturing segment.

Each of our manufacturing companies has significant customers and concentrated sales to such customers. If our relationships with significant customers should change materially, it would be difficult to immediately and profitably replace lost sales. Fluctuations in foreign currency exchange rates could have a negative impact on the net income and competitive position of our wind tower manufacturing operations in Ft. Erie, Ontario because the plant pays its operating expenses in Canadian dollars. We believe the demand for wind towers that we manufacture will depend primarily on the existence of either renewable portfolio standards or the Federal Production Tax Credit for wind energy. This credit is scheduled to expire on December 31, 2008. Our wind tower manufacturer, as well as our electrical contracting business in our other business segment, could be adversely affected if the tax credit in not extended or renewed.

Health Services

Changes in the rates or methods of third-party reimbursements for our diagnostic imaging services could result in reduced demand for those services or create downward pricing pressure, which would decrease our revenues and earnings.

Our health services businesses derive significant revenue from direct billings to customers and third-party payors such as Medicare, Medicaid, managed care and private health insurance companies for our diagnostic imaging services. Moreover, customers who use our diagnostic imaging services generally rely on reimbursement from third-party payors. Adverse changes in the rates or methods of third-party reimbursements could reduce the number of procedures for which we or our customers can obtain reimbursement or the amounts reimbursed to us or our customers.

Our health services businesses may be unable to renew and continue to maintain the dealership and other agreements with Philips Medical from which it derives significant revenues from the sale and service of Philips Medical diagnostic imaging equipment.

This agreement is scheduled to expire on December 31, 2008 and also includes certain compliance requirements. If we are not able to renew such agreements or comply with the agreement, the financial results of our health services operations would be adversely affected.

Technological change in the diagnostic imaging industry could reduce the demand for diagnostic imaging services and require our health services operations to incur significant costs to upgrade its equipment.

Although we believe substantially all of our diagnostic imaging systems can be upgraded to maintain their state-of-the-art character, the development of new technologies or refinements of existing technologies might make our existing systems technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, our systems.

Actions by regulators of our health services operations could result in monetary penalties or restrictions in our health services operations.

Our health services operations are subject to federal and state regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment of services. Our failure to comply with these regulations, or our inability to obtain and maintain necessary regulatory approvals, may result in adverse actions by regulators with respect to our health services operations, which may include civil and criminal penalties, damages, fines, injunctions, operating restrictions or suspension of operations. Any such action could adversely affect our financial results. Courts and regulatory authorities have not fully interpreted a significant number of these laws and regulations, and this uncertainty in interpretation increases the risk that we may be found to be in violation. Any action brought against us for violation of these laws or regulations, even if successfully defended, may result in significant legal expenses and divert management’s attention from the operation of our businesses.

Food Ingredient Processing

Our company that processes dehydrated potato flakes, flour and granules, IPH, competes in a highly competitive market and is dependent on adequate sources of potatoes for processing.

The market for processed, dehydrated potato flakes, flour and granules is highly competitive. The profitability and success of our potato processing company is dependent on superior product quality, competitive product pricing, strong customer relationships, raw material costs, natural gas prices and availability and customer demand for finished goods. In most product categories, our company competes with numerous manufacturers of varying sizes in the United States.

The principal raw material used by our potato processing company is washed process-grade potatoes from growers. These potatoes are unsuitable for use in other markets due to imperfections. They are not subject to the United States Department of Agriculture’s general requirements and expectations for size, shape or color. While our food ingredient processing company has processing capabilities in three geographically distinct growing regions, there can be no assurance it will be able to obtain raw materials due to poor growing conditions, a loss of key growers and other factors. A loss or shortage of raw materials or the necessity of paying much higher prices for raw materials or natural gas could adversely affect the financial performance of this company. Fluctuations in foreign currency exchange rates could have a negative impact on our potato processing company’s net income and competitive position because approximately 31% of its sales in 2007 were outside the United States and the Canadian plant pays its operating expenses in Canadian dollars.

Other Business Operations

Our construction companies may be unable to properly bid and perform on projects.

The profitability and success of our construction companies require us to identify, estimate and timely bid on profitable projects. The quantity and quality of projects up for bids at any time is uncertain. Additionally, once a project is awarded, we must be able to perform within cost estimates that were set when the bid was submitted and accepted. A significant failure or an inability to properly bid or perform on projects could lead to adverse financial results for our construction companies.

Risks Related to our Securities

Our Board of Directors has the power to issue series of cumulative preferred shares and cumulative preference shares and to designate the rights and preferences of those series, which could adversely affect the voting power, dividend, liquidation and other rights of holders of our common shares.

Under our articles of incorporation, our Board of Directors has the power to issue series of cumulative preferred shares and cumulative preference shares and to designate the rights and preferences of those series. Therefore, our Board of Directors may designate a new series of cumulative preferred shares or cumulative preference shares with the rights, preferences and privileges that the Board of Directors deems appropriate, including special dividend, liquidation and voting rights. The creation and designation of a new series of cumulative preferred shares or cumulative preference shares could adversely affect the voting power, dividend, liquidation and other rights of holders of our common shares and, possibly, any other class or series of stock that is then in existence.

The market price of our common shares may be volatile.

The market price of our common shares may fluctuate significantly in response to a number of factors, some of which may be beyond our control. These factors include the perceived prospects or actual operating results of our electric and non-electric businesses; changes in estimates of our operating results by analysts, investors or our company; our actual operating results relative to such estimates or expectations; actions or announcements by us or our competitors; litigation and judicial decisions; legislative or regulatory actions; and changes in general economic or market conditions. In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations. These market fluctuations could reduce the market price of our common shares for reasons unrelated to our operating performance.

Our charter documents and Minnesota law contain provisions that could delay or prevent an acquisition of our company, which could inhibit your ability to receive a premium on your investment from a possible sale of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. In addition, specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control of our company. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

The payment of future dividends on our common shares will be subject to the discretion of our Board of Directors.

We have historically paid quarterly dividends on our common shares. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our earnings, financial condition, results of operations, capital requirements, regulatory restrictions, contractual restrictions and other factors that our Board of Directors may deem relevant.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common shares, after deducting underwriting discounts and estimated offering expenses, will be approximately $129,706,250 (or approximately $149,222,188 if the underwriters’ overallotment option is exercised in full).

We intend to use the net proceeds from this offering to finance the construction of the Ashtabula Wind Center in Barnes County, North Dakota and the expansion of the wind tower manufacturing facilities of Varistar’s subsidiary DMI in Tulsa, Oklahoma, and West Fargo, North Dakota and, pending the full application for these purposes, the net proceeds from this offering will be used to fund working capital needs of our other businesses.

We have used short-term borrowings to fund costs incurred to date on the Ashtabula Wind Center and expansion of the wind tower manufacturing facilities. Accordingly, we intend to use approximately $97.5 million of the net proceeds from this offering to pay down all of the approximately $82.5 million of short-term borrowings under the Otter Tail Power Company line of credit and a portion, approximately $15.0 million, of short-term borrowings under the Varistar line of credit. Approximately $67.0 million of the borrowings under the Otter Tail Power Company line of credit were used to partially finance Otter Tail Power Company’s investments in wind energy projects, including approximately $43.0 million of the planned $121 million investment in the Ashtabula Wind Center, with the balance used for working capital for Otter Tail Power Company. Approximately $2.8 million of the borrowings under the Varistar line of credit were used to partially finance the $30 million expansion of the wind tower manufacturing facilities, with the balance used for working capital for various subsidiaries of Varistar.

Pending the application of the net proceeds for these purposes, we expect to either pay down additional amounts outstanding of short-term borrowings under our existing lines of credit or invest in short-term, highly rated investment grade securities. To complete the Ashtabula Wind Center and the expansion of the wind tower manufacturing facilities, we will borrow funds from amounts available under our lines of credit at such time as required for completion of those projects.

As of September 17, 2008, approximately $82.5 million was outstanding under the Otter Tail Power Company line of credit at an interest rate of approximately 3.0% and maturing on July 30, 2011, and approximately $158.0 million was outstanding under the Varistar line of credit at an interest rate of approximately 4.3% and maturing on October 2, 2010.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC and Wells Fargo Securities, LLC are lenders under the Otter Tail Power Company line of credit and affiliates of J.P. Morgan Securities Inc., Banc of America Securities LLC, Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under the Varistar line of credit, and accordingly, will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under these facilities. Since more than 10% of the net proceeds from this offering will be paid to affiliates of each of J.P. Morgan Securities Inc., Banc of America Securities LLC and Wells Fargo Securities, LLC, which are underwriters of this offering as well as FINRA members, this offering will be conducted in accordance with NASD Conduct Rule 2710(h).

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

The following table shows the high and low intraday sales prices for our common shares as reported on the NASDAQ Global Select Market and the cash dividends per share paid for the periods indicated. Our common shares are traded on the NASDAQ Global Select Market under the symbol “OTTR.”

			Quarterly Cash
2006	High	Low	Dividends Paid

First Quarter	$31.34	$27.32	$0.2875
Second Quarter	30.09	25.78	0.2875
Third Quarter	30.80	26.50	0.2875
Fourth Quarter	31.92	28.60	0.2875

			Quarterly Cash
2007	High	Low	Dividends Paid

First Quarter	$35.00	$31.06	$0.2925
Second Quarter	37.06	30.22	0.2925
Third Quarter	39.39	28.96	0.2925
Fourth Quarter	37.88	32.82	0.2925

			Quarterly Cash
2008	High	Low	Dividends Paid

First Quarter	$35.68	$31.28	$0.2975
Second Quarter	40.98	34.93	0.2975
Third Quarter (through September 18, 2008)	46.15	32.40	0.2975	(1)

(1)	The third quarter dividend payment of $0.2975 per share was declared on August 4, 2008 and was paid on September 10, 2008 to holders of record on August 15, 2008. The purchasers of the common shares offered by this prospectus supplement and the accompanying prospectus will not be entitled to that quarterly dividend payment.

On September 18, 2008, the last reported sale price of common shares on the NASDAQ Global Select Market was $33.00 per share. As of August 15, 2008, there were approximately 14,603 holders of record of our common shares.

We have paid dividends on our common shares each quarter since 1938 without interruption or reduction and have increased our dividends annually since 1975. We presently intend to pay quarterly cash dividends, subject to our earnings and financial condition, regulatory requirements and such other factors as our Board of Directors may deem relevant.

Through our Automatic Dividend Reinvestment and Share Purchase Plan, we offer our common and preferred shareholders, residents of the States of Arizona, Florida, Minnesota, North Dakota, South Dakota and Texas (qualifying residents), and retail customers of Otter Tail Power Company (utility customers) the opportunity to purchase our common shares without paying any brokerage fees or service charges. Qualifying residents and utility customers who are not currently our shareholders can purchase common shares and thereafter participate in this plan by enrolling with a minimum initial investment of $250 (for qualifying residents) or $100 (for utility customers). Individuals who are not our shareholders, qualifying residents or utility customers may participate in the plan only after becoming a shareholder of record by purchasing common or preferred shares through an independent broker. Under this plan, our current common and preferred shareholders can purchase additional common shares by reinvesting all or a portion of their dividends and/or by making optional cash payments of a minimum of $10 and a maximum of $10,000 per month. At June 30, 2008, approximately 78% of eligible common shareholders holding approximately 39% of our eligible common shares participated in the dividend reinvestment portion of this plan.

Our shareholder rights plan, described in more detail in the accompanying prospectus, expired on January 27, 2007.

UNDERWRITING

Subject to the terms and conditions described in a purchase agreement between the underwriters and us, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,250,000
Robert W. Baird & Co. Incorporated	787,500
J.P. Morgan Securities Inc.	787,500
Banc of America Securities LLC	315,000
Wells Fargo Securities, LLC	225,000
KeyBanc Capital Markets Inc.	135,000

Total	4,500,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.6525 per share. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and our proceeds before expenses. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$30.00	$135,000,000	$155,250,000
Underwriting discount	$1.0875	$4,893,750	$5,627,812
Proceeds, before expenses, to Otter Tail	$28.9125	$130,106,250	$149,622,188

The expenses of the offering, not including the underwriting discount and commissions, are estimated at $400,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 675,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the table above.

No Sale of Similar Securities

We and our directors and executive officers have agreed, with exceptions, not to sell or transfer any of our common shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Specifically, we and these individuals have agreed, with exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common shares,

•	sell any option or contract to purchase any common shares,

•	purchase any option or contract to sell any common shares,

•	grant any option, right or warrant for the sale of any common shares,

•	or otherwise dispose of or transfer any common shares, or

•	enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lockup provision applies to our common shares and to securities convertible into or exchangeable or exercisable for our common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lockup agreement is subject to certain limited exceptions and does not apply to:

•	the issuance by us of common shares upon the exercise of options or warrants disclosed as outstanding in this prospectus supplement and the accompanying prospectus,

•	grants of stock options or the issuance of common shares by us pursuant to the existing employee benefit plans referred to in this prospectus supplement and the accompanying prospectus, including our 1999 Stock Incentive Plan, Automatic Dividend Reinvestment and Share Purchase Plan, 1999 Employee Stock Purchase Plan, Employee Stock Ownership Plan or Deferred Compensation Plan for Directors, or

•	solely with respect to the applicable directors and officers, bona fide gifts to charities not in excess of 500 common shares in the aggregate.

The lockup agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Merrill Lynch. There are, however, currently no agreements between Merrill Lynch and us or any of these individuals releasing us or them from these lockup agreements prior to the expiration of the 90-day restricted period.

Notwithstanding the foregoing, if: (i) during the last 17 days of the 90 day lockup period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90 day lockup period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16 day period beginning on the last day of the 90 day lockup period, then the lockup period will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives, in writing, such extension.

NASDAQ Global Select Market Listing

Our common shares are listed on the NASDAQ Global Select Market under the symbol “OTTR.”

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In determining the source of shares to close out any covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase additional shares pursuant to the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common shares and, together with the imposition of a penalty bid, may stabilize, maintain, or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time without notice. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Neither Otter Tail nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither Otter Tail nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Prospectus Delivery

A prospectus supplement and accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representatives may agree to allocate a number of our common shares to underwriters for sale to their online brokerage account holders. The representatives will allocate our common shares to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or selling group member is not part of this prospectus supplement or prospectus.

Passive Market Making

In connection with this offering, the underwriters and selling group members, if any, may engage in passive market making transactions in the common shares on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the Exchange Act), during a period before the commencement of offers or sales of common shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. If, however, all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Certain of the underwriters and their affiliates have, from time to time, engaged and in the future may engage in various financial advisory and investment banking transactions with, and provide services to, us or our subsidiaries in the ordinary course of business for which they received or will receive customary fees and expenses.

Affiliates of Merrill Lynch, J.P. Morgan Securities Inc., Banc of America Securities LLC and Wells Fargo Securities, LLC are lenders under the Otter Tail Power Company line of credit and affiliates of J.P. Morgan Securities Inc., Banc of America Securities LLC, Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under the Varistar line of credit, and accordingly, will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under these facilities. See “Use of proceeds.” Since more than 10% of the net proceeds from this offering will be paid to affiliates of each of J.P. Morgan Securities Inc., Banc of America Securities LLC and Wells Fargo Securities, LLC, which are underwriters of this offering as well as FINRA members, this offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois.

INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges.

The SEC allows us to incorporate by reference the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus supplement (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	our Current Reports on Form 8-K filed on April 15, 2008, August 1, 2008 and September 15, 2008; and

•	the description of our common shares contained in any registration statement on Form 8-A that we have filed, and any amendment or report filed for the purpose of updating this description.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement until we sell all of the securities offered by this prospectus supplement. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus supplement or the accompanying prospectus, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at:

Shareholder Services
Otter Tail Corporation
215 South Cascade Street, Box 496
Fergus Falls, Minnesota 56538-0496
1-800-664-1259

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS

$335,000,000
Common Shares
Cumulative Preferred Shares
Depositary Shares
Debt Securities
Securities Warrants
Units

This prospectus is part of a registration statement that we have filed with the SEC using a shelf registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $335,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell any of these securities, we will provide one or more prospectus supplements containing specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus. If information in the prospectus supplement is inconsistent with the information in this prospectus, then the information in the prospectus supplement will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you invest.

We may offer and sell these securities directly or to or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution including names of any underwriters, agents or dealers.

This prospectus may not be used to carry out sales of securities unless accompanied by a prospectus supplement.

Our common shares are traded on the NASDAQ National Market under the symbol “OTTR”.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2004.

About this prospectus	2
Risk factors	3
Cautionary statement regarding forward-looking statements	10
Otter tail corporation	10
Use of proceeds	12
Ratios of earnings to fixed charges and to fixed charges and preferred dividend requirements	12
Description of common shares	12
Description of cumulative preferred shares	16
Description of depositary shares	21
Description of debt securities	24
Description of securities warrants	35
Description of units	36
Plan of distribution	37
Validity of securities	37
Experts	37
Where you can find more information	38

All references in this prospectus to “Otter Tail,” “we,” “us,” “our” and “our company” are to Otter Tail Corporation and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

All references in this prospectus to “$,” “U.S. Dollars” and “dollars” are to United States dollars.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process on Form S-3. Under this shelf registration, we may sell the securities described in this prospectus. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities we are offering under this prospectus. You can read that registration statement at the SEC web site at http://www.sec.gov or at the SEC office mentioned under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell any of these securities, we will provide one or more prospectus supplements containing specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus. If information in the prospectus supplement is inconsistent with the information in this prospectus, then the information in the prospectus supplement will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you invest.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on its front cover.

Neither we nor anyone acting on our behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and any risk factors in any accompanying prospectus supplement and in our reports to the SEC incorporated by reference into this prospectus, as well as the other information included or incorporated by reference in this prospectus and any accompanying prospectus supplement, before deciding whether to purchase any securities we may offer.

Risks Related to our Business

General

Our plans to grow and diversify through acquisitions may not be successful and could result in poor financial performance.

As part of our business strategy, we intend to acquire new businesses and businesses that will become part of an existing business. We may not be able to identify appropriate acquisition candidates or successfully negotiate, finance or integrate acquisitions. If we are unable to make acquisitions, we may be unable to realize the growth we anticipate. Future acquisitions could involve numerous risks including: difficulties in integrating the operations, services, products and personnel of the acquired business; the diversion of management’s attention from other business concerns; the potential loss of key employees, customers and suppliers of the acquired business; and other difficulties in achieving the expected level of financial performance from the acquired business. If we are unable to successfully manage these risks of an acquisition, we could face increased costs and lower than anticipated revenues, with resulting reductions in net income in future periods.

We face intense competition in many of our markets, which could affect our financial performance.

The various markets in which our non-electric businesses compete are all characterized by intense competition. Each of these markets has established competitors, many of which have broader product lines, greater manufacturing and distribution capabilities, greater capital resources and more extensive marketing, research and development capabilities than our businesses. Our electric business is subject to competition from municipally owned systems, rural electric cooperatives and on-site generators and cogenerators, as well as from alternative forms of energy and competitors that sell or purchase wholesale power. Our electric business may face increased competition as deregulation of the electric industry evolves. Our ability to successfully compete in each of our business segments will affect the overall financial performance of our company.

Federal and state environmental regulation could require us to incur substantial capital expenditures which could result in increased operating costs.

We are subject to federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, natural resources and health safety. These laws and regulations regulate the modification and operation of existing facilities, the construction and operation of new facilities and the proper storage, handling, cleanup and disposal of hazardous waste and toxic substances. Compliance with these legal requirements requires us to commit significant resources and funds toward environmental monitoring, installation and operation of pollution control equipment, payment of emission fees and securing environmental permits. In addition, these laws and regulations, among other things, require that environmental permits be obtained in order to construct, modify or operate some facilities. Obtaining these environmental permits can entail significant expense and cause substantial construction delays. Failure to comply with environmental laws and regulations, even if caused by factors beyond our control, may result in civil or criminal liabilities, penalties and fines.

We cannot assure you that existing environmental laws and regulations will remain the same. For example, Clear Skies legislation is pending in Congress. As currently proposed, this legislation will require electric utilities to make significant reductions in air pollutant emissions, which may require the installation or modification of pollution control equipment. In addition, the Environmental Protection Agency (the “EPA”)

continues to issue new or more stringent regulatory requirements. For example, the EPA has recently proposed new requirements for the control of mercury emissions from coal-fired power plants and nickel emissions from oil-fired power plants. As proposed, these regulations may require the installation of mercury or nickel pollution control equipment. As in the case of pending legislation, we cannot predict the final requirements. New or revised laws or regulations could result in increased compliance costs, accelerated capital expenditures designed to meet the requirements of these laws and regulations and increased financing needs. We may be unable to recover our increased compliance costs from our customers, which could make our businesses or activities less profitable.

Electric

We may experience fluctuations in revenues and expenses related to our electric operations, which may cause our financial results to fluctuate and could impair our ability to make distributions to shareholders or scheduled payments on our debt obligations.

A number of factors, many of which are beyond our control, may contribute to fluctuations in our revenues and expenses from electric operations, causing our net income to fluctuate from period to period. These risks include fluctuations in the volume and price of sales of electricity to customers or other utilities, which may be affected by factors such as mergers and acquisitions of other utilities, geographic location of other utilities, transmission costs (including increased costs related to the formation and operation of regional transmission organizations), changes in the manner in which wholesale power is sold and purchased (such as standard market design when adopted by the Midwest Independent System Organization), unplanned interruptions at our generating plants, the effects of regulation and deregulation, demographic changes in our customer base and changes in our customer demand or load growth. Other risks include weather conditions (including severe weather that could result in damage to our assets), fuel and purchased power costs and the rate of economic growth or decline in our service areas. A decrease in revenues or an increase in expenses related to our electric operations may reduce the amount of funds available for our existing and future businesses, which could result in increased financing requirements, impair our ability to make expected distributions to shareholders or impair our ability to make scheduled payments on our debt obligations, including the debt securities that may be offered using this prospectus and any accompanying prospectus supplements.

Actions by the regulators of our electric operations could result in rate reductions, lower revenues and earnings or delays in recovering capital expenditures.

The electric rates that we are allowed to charge for our electric services are one of the most important items influencing our financial position, results of operations and liquidity. The rates that we charge our electric customers are subject to review and determination by state public utility commissions in Minnesota, North Dakota and South Dakota. We are also regulated by the Federal Energy Regulatory Commission. An adverse decision by those regulatory commissions concerning the level or method of determining electric utility rates, the authorized returns on equity or other regulatory matters, permitted business activities (such as ownership or operation of non-electric businesses) or any prolonged delay in rendering a decision in a rate or other proceeding (including with respect to the recovery of capital expenditures in rates) could result in lower revenues and net income.

We may not be able to respond effectively to deregulation initiatives in the electric industry, which could result in reduced revenues and earnings.

We may not be able to respond in a timely or effective manner to the changes in the electric industry that may occur as a result of regulatory initiatives to increase competition. These regulatory initiatives may include deregulation of the electric utility industry in some markets. Although we do not expect retail competition to come to the States of Minnesota, North Dakota and South Dakota in the foreseeable future, we expect competitive forces in the electric supply segment of the electric business to continue to increase, which could reduce our revenues and earnings. Industry deregulation may not only continue to facilitate the current trend toward consolidation in the utility industry but may also encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels.

Our electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

Operation of electric generating facilities involves risks which can adversely affect energy output and efficiency levels. Most of our generating capacity is coal-fired. We rely on a limited number of suppliers of coal, making us vulnerable to increased prices for fuel and fuel transportation as existing contracts expire or in the event of unanticipated interruptions in fuel supply (particularly if we are unable to pass those price increases through to customers through energy cost adjustment clauses). Operational risks also include facility shutdowns due to breakdown or failure of equipment or processes, labor disputes, inability to comply with regulatory or permit requirements, disruptions in delivery of electricity, operator error and catastrophic events such as fires, explosions, floods or other similar occurrences affecting the electric generating facilities. The loss of a major generating facility would require us to find other sources of supply, if available, and expose us to higher purchased power costs.

Plastics

Our plastics operations are highly dependent upon a limited number of vendors for polyvinyl chloride, or PVC, resin, and a limited supply of PVC resin. The loss of a key vendor, or any interruption or delay in the supply of PVC resin, could result in reduced sales or increased costs for our plastics business.

We rely on a limited number of vendors to supply the PVC resin used in our plastics business. Two vendors accounted for approximately 96% of our total purchases of PVC resin in 2003 and approximately 58% of our total purchases of PVC resin in 2002. In addition, the supply of PVC resin may be limited primarily due to manufacturing capacity and the limited availability of raw material components. The loss of a key vendor, or any interruption or delay in the availability or supply of PVC resin, could disrupt our ability to deliver our plastic products, cause customers to cancel orders or require us to incur additional expenses to obtain PVC resin from alternative sources, if such sources are available.

Changes in resin pricing and customer demand for PVC pipe could result in decreased sales or lower gross margins for our plastics business.

Gross margin percentages relating to our plastics business are sensitive to PVC resin prices and the demand for PVC pipe. Historically, when resin prices are rising or stable, margins and sales volume have been higher, and when resin prices are falling, sales volume and margins have been lower. Gross margins also decline when the supply of PVC pipe increases faster than demand, which sometimes occurs in softer economic conditions. Accordingly, falling resin prices combined with an oversupply of finished PVC pipe products could result in decreased sales, lower gross margins and reduced net income for our plastics business. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages for our plastics business or assume that historical trends will continue.

We compete against a large number of other manufacturers of PVC pipe and manufacturers of alternative products. Customers may not distinguish our products from those of our competitors.

The plastic pipe industry is highly fragmented and competitive, due to the large number of producers and the fungible nature of the product. We compete not only against other PVC pipe manufacturers, but also against ductile iron steel, concrete and clay pipe manufacturers. Due to shipping costs, competition is usually regional, instead of national, in scope, and the principal areas of competition are a combination of price, service, warranty and product performance. Our ability to compete effectively in each of these areas and to distinguish our plastic pipe products from competing products will affect the financial performance of our plastics business.

Manufacturing

Competition from foreign and domestic manufacturers, the price and availability of raw materials, the availability of production tax credits and general economic conditions could affect the revenues and earnings of our manufacturing businesses.

Our manufacturing businesses are subject to risks associated with competition from foreign and domestic manufacturers that have excess capacity, labor advantages and other capabilities that may place downward pressure on margins and profitability. Raw material costs such as steel, lumber, concrete, aluminum and resin have recently increased significantly and may continue to increase. Our manufacturers may not be able to pass on the cost of such increases to their respective customers. Each of our manufacturing companies has significant customers and concentrated sales to such customers. If our relationships with significant customers should change materially, it would be difficult to immediately and profitably replace the lost sales. Our company’s manufacturers of wind towers continue to be affected by uncertainty surrounding the renewal of the federal production tax credit for wind energy. We believe the demand for wind towers that we manufacture will depend primarily on the existence of a federal production tax credit for wind energy. These factors and general economic conditions could significantly affect the financial results of our manufacturing operations.

Health Services

Changes in the rates or methods of third-party reimbursements for our diagnostic imaging services could result in reduced demand for those services or create downward pricing pressure, which would decrease our revenues and earnings.

Our health services businesses derive significant revenue from direct billings to customers and third-party payors such as Medicare, Medicaid, managed care and private health insurance companies for our diagnostic imaging services. Moreover, customers who use our diagnostic imaging services generally rely on reimbursement from third-party payors. Adverse changes in the rates or methods of third-party reimbursements could reduce the number of procedures for which we or our customers can obtain reimbursement or the amounts reimbursed to us or our customers. These reductions could have a significant adverse effect on the financial results of our health services operations.

Competition and customers electing not to outsource their diagnostic imaging services may adversely affect the financial results of our health services operations.

Competition from other vendors and decisions by customers not to outsource their diagnostic imaging services to our health services operations may adversely affect the financial results of our health services operations. If significant changes occur in our ability to renew our existing contracts or gain new customers, our health services operations may not be able to reduce expenses, including debt service or lease service obligations, quickly enough to respond to these declines in revenues. This would adversely affect the financial results of our health services operations.

Our health services operations may not be able to renew or comply with the dealership and other agreements with Philips Medical.

Our health service operations derive significant revenues from the sale and service of Philips Medical diagnostic equipment that is authorized under dealership and manufacturer representation agreements with Philips Medical. The failure of our health services operations to comply with the requirements and conditions contained in such agreements or our inability to renew such agreements would adversely affect the financial results of the health services operations.

Technological change in the diagnostic imaging industry could reduce the demand for diagnostic imaging services and require our health services operations to incur significant costs to upgrade its equipment.

Although we believe that substantially all of our diagnostic imaging systems are upgradeable to maintain their state-of-the-art character, the development of new technologies or refinements of existing technologies might make our existing systems technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, our systems. Competition among the numerous manufacturers of diagnostic imaging systems may result in technological advances in the speed and imaging capacity of new systems and accelerate the obsolescence of our systems. In addition, advancing technology may enable or provide an incentive for hospitals, physicians or other diagnostic service providers to perform procedures without our services.

Actions by regulators of our health services operations could result in monetary penalties or restrictions in our health services operations.

Our health services operations are subject to federal and state regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment of services. Federal and state regulations to which we are subject include:

•	the Medicare and Medicaid Anti-Kickback Law and state anti-kickback prohibitions;

•	the Health Insurance Portability and Accountability Act of 1996, also known as HIPAA;

•	the federal physician self-referral prohibition, commonly known as the Stark Law, and the state law equivalents of the Stark Law;

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians;

•	federal Food and Drug Administration requirements;

•	state licensing and certification requirements; and

•	federal and state laws governing diagnostic imaging and therapeutic equipment used in our health services operations.

Our failure to comply with these regulations, or our inability to obtain and maintain necessary regulatory approvals, may result in adverse actions by regulators with respect to our health services operations, which actions may include civil and criminal penalties, damages, fines, injunctions, operating restrictions or suspension of operations. Any such action could adversely affect our financial results. Courts and regulatory authorities have not fully interpreted a significant number of these laws and regulations, and this uncertainty in interpretation increases the risk that we may be found to be in violation. Any action brought against us for violation of these laws or regulations, even if successfully defended, may result in significant legal expenses and divert management’s attention from the operation of our businesses.

Other Business Operations

Our transportation company may be unable to maintain profitable operations if economic conditions restrict its ability to recover the increasing costs of fuel, insurance and labor supplies.

Our transportation company operates and manages a fleet of flat-bed trucks and trailers. The transportation company has experienced difficult economic conditions common to the transportation industry. As of June 30, 2004, there was $6.7 million of goodwill recorded on our consolidated balance sheet relating to this 1999 acquisition. Highly competitive pricing in the trucking industry in recent years has resulted in decreased operating margins and lower returns on invested capital for the transportation company. If current conditions persist, the reductions in cash flows from transportation operations may indicate that the fair value of the transportation company is less than its book value, resulting in an impairment of goodwill and a corresponding charge against earnings. Additionally, if our transportation company is unable to attract and retain drivers for its equipment, its financial results would be adversely impacted.

Our construction companies may be unable to properly bid and perform on projects.

The profitability and success of our construction companies require us to identify, estimate and timely bid on profitable projects. The quantity and quality of projects up for bids at any time is uncertain. Additionally, once a project is awarded, we must be able to perform within cost estimates that were set when the bid was submitted and accepted. A significant failure or an inability to properly bid or perform on projects will lead to adverse financial results for our construction companies.

Our telecommunications company must compete against wireless services, depends on access fees and third-party subsidies and is subject to regulatory changes.

Our telecommunications company operates a rural telephone exchange. It competes with providers of wireless telecommunications. In addition, it depends on successful collection of access fees paid by long distance carriers and the availability of third-party subsidies for services offered in rural areas. Our telecommunications company must adapt to evolving regulations governing the telecommunications industry. Its ability to manage these risks is uncertain, and if such risks cannot be managed successfully, the telecommunications company’s financial results would be adversely affected.

Our company that processes dehydrated potato flakes, flour and granules competes in a highly competitive market, and is dependent on adequate sources of potatoes for processing.

The market for processed, dehydrated potato flakes, flour and granules is highly competitive. The profitability and success of our potato processing company that we acquired in August 2004 is dependent on superior product quality, competitive product pricing, strong customer relationships, raw material costs and availability and customer demand for finished goods. In most product categories, our company competes with numerous manufacturers of varying sizes in the United States.

The principal raw material used by our potato processing company is off grade potatoes from growers. These potatoes are unsuitable for use in other markets due to imperfections. They are not subject to the United States Department of Agriculture’s general requirements and expectations for size, shape or color. While our potato processing company has processing capabilities in three geographically distinct growing regions, there can be no assurance our company will be able to obtain raw materials due to poor growing conditions, a loss of key growers and other factors.

Financing

Volatile financial markets could restrict our ability to access capital and increase our borrowing costs and pension plan expenses.

After the September 11, 2001 terrorist attacks on the U.S., the ongoing war on terrorism by the U.S. and the bankruptcies and reported financial difficulties of several major U.S. companies, conditions in the financial markets have become increasingly volatile and uncertain, even for financially healthy companies. These events and related future events could restrict our ability to access capital for capital expenditures, working capital or acquisitions. We periodically issue long-term debt to meet our financing requirements, including the refinancing of short-term and long-term debt as it becomes due. If our ability to access capital becomes significantly limited, our interest costs could increase substantially and, under extreme circumstances, we could default on our debt obligations, including the debt securities that we may offer using this prospectus.

Changes in the U.S. capital markets could also have significant effects on our pension plan. Our pension income or expense is affected by factors including the market performance of the assets in the master pension trust maintained for the pension plans for some of our employees, the weighted average asset allocation and long-term rate of return of our pension plan assets, the discount rate used to determine the service and interest cost components of our net periodic pension cost (returns) and assumed rates of increase in our employees’ future compensation. If our pension plan assets do not achieve positive rates of return, or if our estimates and assumed rates are not accurate, our company’s earnings may decrease because we would be unable to recognize gains from the pension plan assets as income and, instead, we may need to provide additional funds to cover our obligations to employees under the pension plan.

Any debt securities that we issue could contain covenants that restrict our ability to obtain financing, and our noncompliance with one of these restrictive covenants could lead to a default with respect to those debt securities and any other indebtedness.

Debt securities that we may offer using this prospectus, or any other future indebtedness of our company or our subsidiaries, may be subject to restrictive covenants, some of which may limit the way in which we can operate our businesses and significantly restrict our ability to incur additional indebtedness or to issue cumulative preferred shares. Noncompliance with any covenants under this indebtedness, unless cured, modified or waived, could lead to a default not only with respect to that indebtedness, but also under any other indebtedness that we may incur. If this were to happen, we might not be able to repay or refinance all of our debt.

A downgrade in our credit rating or other adverse actions by rating agencies could increase our borrowing costs and increase the risk of default on our debt obligations.

If Standard & Poor’s or Moody’s Investors Service were to downgrade our long-term debt ratings, our ability to borrow would be adversely affected and our future borrowing costs would likely increase with resulting reductions in net income in future periods. Further, if our credit ratings were downgraded below BBB− by Standard & Poor’s or Baa3 by Moody’s, we could be required to prepay our outstanding 6.63% senior notes and outstanding borrowings under our line of credit. In the event that debt is required to be prepaid, we may not have sufficient funds, or the ability to access capital, to satisfy in full our debt obligations, which could result in a default on our debt obligations, including the debt securities that we may offer using this prospectus.

If we issue a substantial amount of additional debt, it may be more difficult for us to obtain financing, may increase our total interest expense and may magnify the results of any default under any of our debt agreements.

The issuance of debt securities could increase our debt-to-total-capitalization ratio or leverage, which may in turn make it more difficult for us to obtain future financing. In addition, the issuance of any debt securities will increase the total interest expense we pay on our debt, except to the extent that the proceeds from the issuance of any new debt securities are used to repay other outstanding indebtedness. Finally, our level of indebtedness, and in particular any significant increase in it, may make us more vulnerable if there is a downturn in our business or the economy.

Risks Related to our Securities

Our board of directors has the power to issue series of cumulative preferred shares and cumulative preference shares and to designate the rights and preferences of those series, which could adversely affect the voting power, dividend, liquidation and other rights of holders of our common shares.

Under our articles of incorporation, our board of directors has the power to issue series of cumulative preferred shares and cumulative preference shares and to designate the rights and preferences of those series. Therefore, our board of directors may designate a new series of cumulative preferred shares or cumulative preference shares with the rights, preferences and privileges that the board of directors deems appropriate, including special dividend, liquidation and voting rights. The creation and designation of a new series of cumulative preferred shares or cumulative preference shares could adversely affect the voting power, dividend, liquidation and other rights of holders of our common shares and, possibly, any other class or series of stock that is then in existence.

Except for our common shares, there is no public market for the securities that we may offer using this prospectus.

Except for our common shares, no public market exists for the securities that we may offer using this prospectus, and we cannot assure the liquidity of any market that may develop, the ability of the holders of the securities to sell their securities or the price at which the securities may be sold. Our common shares are traded on the NASDAQ National Market. We do not intend to apply for listing of any other securities that we may offer using this prospectus on any securities exchange or for quotation through the NASDAQ system. Future trading prices of the securities will depend on many factors including, among others, prevailing interests rates, our operating results and the market for similar securities.

The market price of our common shares may be volatile.

The market price of our common shares may fluctuate significantly in response to a number of factors, some of which may be beyond our control. These factors include the perceived prospects or actual operating results of our electric and non-electric businesses; changes in estimates of our operating results by analysts, investors or our company; our actual operating results relative to such estimates or expectations; actions or announcements by us or our competitors; litigation and judicial decisions; legislative or regulatory actions; and changes in general economic or market conditions. In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations. These market fluctuations could reduce the market price of our common shares for reasons unrelated to our operating performance.

Our charter documents, our shareholder rights plan and Minnesota law contain provisions that could delay or prevent an acquisition of our company, which could inhibit your ability to receive a premium on your investment from a possible sale of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. In addition, our board of directors has adopted a shareholder rights plan which enables our board of directors to issue preferred share purchase rights that would be triggered by certain prescribed events. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control of our company. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus or any prospectus supplement may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Otter Tail Corporation and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “believes” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described in this prospectus, including under “Risk Factors,” and the documents incorporated by reference in this prospectus. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

OTTER TAIL CORPORATION

Our businesses have been classified into five segments: Electric, Plastics, Manufacturing, Health Services and Other Business Operations.

•	Electric includes the production, transmission, distribution and sale of electric energy in Minnesota, North Dakota and South Dakota under the name Otter Tail Power Company. Electric utility operations have been the Company’s primary business since incorporation.

•	Plastics consists of businesses producing polyvinyl chloride and polyethylene pipe in the Upper Midwest and Southwest regions of the United States.

•	Manufacturing consists of businesses in the following manufacturing activities: production of waterfront equipment, wind towers, frame-straightening equipment and accessories for the auto body shop industry, material and handling trays and horticultural containers; fabrication of steel products; contract machining; and metal parts stamping and fabrication. These businesses are located primarily in the Upper Midwest, Missouri and Utah.

•	Health Services consists of businesses involved in the sale of diagnostic medical equipment, patient monitoring equipment and related supplies and accessories. These businesses also provide service maintenance, mobile diagnostic imaging, mobile positron emission tomography and nuclear medicine imaging, portable X-ray imaging and rental of diagnostic medical imaging equipment to various medical institutions located throughout the United States.

•	Other Business Operations consists of businesses in residential, commercial and industrial electric industries, fiber optic and electric distribution systems, waste-water, water and HVAC construction, transportation, telecommunications, energy services and natural gas marketing as well as the portion of corporate general and administrative expenses that are not allocated to other segments. These businesses operate primarily in the Central United States, except for the transportation company which operates in 48 states and 6 Canadian provinces. In addition, in August 2004 we acquired a processor of dehydrated potatoes in North America serving customers in industrial, foodservice, baking and export markets.

Our electric operations, including wholesale power sales, are operated as a division of Otter Tail Corporation, and our energy services and natural gas marketing operations are operated as a subsidiary of Otter Tail Corporation. Substantially all of our other businesses are owned by our wholly owned subsidiary, Varistar Corporation.

Otter Tail Corporation was incorporated in 1907 under the laws of the State of Minnesota. Our executive offices are located at 215 South Cascade Street, Box 496, Fergus Falls, Minnesota 56538-0496 and 4334 18th Avenue SW, Suite 200, P.O. Box 9156, Fargo, North Dakota 58106-9156, and our telephone number is (866) 410-8780.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we will use the net proceeds we receive from the sale of the securities for general corporate purposes, which may include, among other things, working capital, capital expenditures, debt repayment, the financing of possible acquisitions or stock repurchases. The prospectus supplement relating to a particular offering of securities by us will identify the use of proceeds for that offering.

RATIOS OF EARNINGS TO FIXED CHARGES AND
TO FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

Our consolidated ratios of earnings to fixed charges and of earnings to fixed charges and preferred dividend requirements for the periods indicated are as follows:

						Six Months
						Ended
	Year Ended December 31,					June 30,
	1999(a)	2000	2001	2002	2003	2003	2004

Ratio of Earnings to Fixed Charges	4.86	3.96	4.24	3.93	3.40	3.24	3.09
Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements	4.10	3.50	3.70	3.76	3.26	3.11	2.96

(a)	Includes a pre-tax gain of approximately $14.5 million from the sale of radio station assets by us in October 1999.

For purposes of computing the ratios, earnings consist of consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest on long-term debt, amortization of debt expense, premium and discount, and the portion of interest expense on operating leases we believe to be representative of the interest factor. Preferred dividend requirements represent an amount equal to the consolidated income from continuing operations before income taxes which would be required to pay the dividends on our outstanding cumulative preferred shares.

DESCRIPTION OF COMMON SHARES

This section summarizes the general terms of the common shares that we may offer using this prospectus. The following description is only a summary and does not purport to be complete and is qualified by reference to our articles of incorporation and bylaws. Our articles of incorporation and bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.

General

Our articles of incorporation currently authorize the issuance of three classes of shares:

•	cumulative preferred shares, without par value (1,500,000 shares authorized),

•	cumulative preference shares, without par value (1,000,000 shares authorized), and

•	common shares, par value $5 per share (50,000,000 shares authorized).

As of June 30, 2004, there were outstanding 155,000 cumulative preferred shares, no cumulative preference shares and 25,945,682 common shares. In addition, the board of directors has designated 250,000 shares of cumulative preferred shares as the Series A Junior Participating Preferred Stock which are issuable upon the exercise of the preferred share purchase rights described below under “— Preferred Share Purchase Rights.”

The board of directors is authorized to provide for the issue from time to time of cumulative preferred shares and cumulative preference shares in series and, as to each series, to fix the designation, annual dividend rate, quarterly dividend payment dates, redemption price or prices, voluntary and involuntary liquidation prices, conversion provisions, if any, and sinking fund provisions, if any, applicable to the shares of such series. As a result, our board of directors could, without shareholder approval, authorize the issuance of cumulative preferred shares or cumulative preference shares with dividend, redemption or conversion provisions that could have an adverse effect on the availability of earnings for distribution to the holders of common shares, or with voting, conversion or other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of common shares. See “Description of Cumulative Preferred Shares.”

The common shares are not entitled to any conversion or redemption rights. Holders of common shares do not have any preemptive right to subscribe for additional securities we may issue. Our outstanding common shares are, and any newly issued common shares will be, fully paid and non-assessable. The transfer agents and registrars for the common shares are our company and Wells Fargo Bank, National Association.

Dividend Rights

Subject to the prior dividend rights of the holders of the cumulative preferred shares and the cumulative preference shares and the other limitations set forth in the following paragraphs, dividends may be declared by the board of directors and paid from time to time upon the outstanding common shares from any funds legally available therefor.

We and our subsidiaries are parties to agreements pursuant to which we borrow money, and certain covenants in these agreements may limit our ability to pay dividends or other distributions with respect to the common shares or to repurchase common shares. In addition, we and our subsidiaries may become parties to future agreements that contain such restrictions. These covenants will be described in more detail in the prospectus supplement relating to any common shares that we offer using this prospectus.

So long as any cumulative preferred shares remain outstanding, we shall not, without the consent of the holders of a majority of the aggregate voting power of the cumulative preferred shares of all series then outstanding (two-thirds if more than one-fourth vote negatively), declare, pay or set apart for payment any dividend on or purchase, redeem or otherwise acquire any common shares unless, after giving effect thereto, Common Share Equity shall equal at least 25% of Total Capitalization and our earned surplus shall not be less than $831,398.

“Common Share Equity” is the sum of

•	our stated capital applicable to our common shares and to all other shares ranking junior to the cumulative preferred shares with respect to the payment of dividends or the distribution of assets (collectively “Subordinate Shares”), including any shares proposed to be issued substantially contemporaneously,

•	capital surplus to the extent of premium on our common shares and on all other Subordinate Shares, including any premium on any shares proposed to be issued substantially contemporaneously,

•	contributions in aid of construction, and

•	earned surplus,

all determined in accordance with such system of accounts as may be prescribed by governmental authorities having jurisdiction in the premises or, in the absence thereof, in accordance with generally accepted accounting practice.

“Total Capitalization” means the sum of

•	the Common Share Equity,

•	the involuntary liquidation preference of all cumulative preferred shares and all other shares prior to or on a parity with the cumulative preferred shares to be outstanding after the proposed event, and

•	the principal amount of all interest bearing debt (including debt to which property theretofore acquired or to be acquired substantially contemporaneously is or will be subject) to be outstanding after the proposed event, excluding, however, all indebtedness maturing by its terms within one year from the time of creation thereof unless we, without the consent of the lender, have the right to extend the maturity of such indebtedness for a period or periods which, with the original period of such indebtedness, aggregates one year or more.

Moreover, no dividend shall be declared, paid or set apart for payment on the common shares (other than a dividend or distribution payable solely in common shares) nor shall any common shares be purchased or acquired by us at any time while there is a default or deficiency with respect to a sinking or purchase fund established for the benefit of any series of the cumulative preferred shares or the cumulative preference shares. None of the outstanding series of our cumulative preferred shares has a sinking or purchase fund.

Voting Rights

Subject to the rights of the holders of the cumulative preferred shares, as described under “Description of Cumulative Preferred Shares — Voting Rights,” and the cumulative preference shares, as described below, only the holders of common shares have voting rights and are entitled to one vote for each share held.

In the event that four full quarterly dividend payments on the cumulative preference shares of any series shall be in default, the holders of the cumulative preference shares of all series at the time outstanding, voting as a class, shall thereafter elect two members of an eleven member board of directors. After any such default shall have been cured, the cumulative preference shares, as the case may be, shall be divested of such voting rights, subject to being revested in the event of subsequent such defaults.

The consent of the holders of at least two-thirds of the aggregate voting power of the cumulative preference shares of all series then outstanding is required to

•	create or authorize any shares of any class (other than the cumulative preferred shares, whether now or hereafter authorized) ranking prior to the cumulative preference shares as to dividends or assets, or

•	amend our articles of incorporation so as to affect adversely any of the preferences or other rights of the cumulative preference shares, provided that if less than all series of cumulative preference shares are so affected, only the consent of the holders of at least two-thirds of the aggregate voting power of the affected series shall be required.

A majority (two-thirds if more than one-fourth vote negatively) of the aggregate voting power of the cumulative preference shares of all series then outstanding is required to

•	increase the number of authorized cumulative preference shares or create or authorize any shares of any class ranking on a parity with the cumulative preference shares as to dividends or assets, or

•	consolidate or merge into or with any other corporation or corporations or sell, lease or exchange all or substantially all of our property and assets unless specified conditions are met.

Liquidation Rights

Upon any liquidation, dissolution or winding up of our company, the holders of common shares shall be entitled to receive pro rata all assets of our company distributable to shareholders after the payment of the respective liquidation preferences to the holders of the cumulative preferred shares and the cumulative preference shares.

Preferred Share Purchase Rights

On January 27, 1997, our board of directors declared a dividend of one preferred share purchase right for each outstanding common share held of record as of February 7, 1997. One right was also issued with respect to each common share issued after February 7, 1997. Therefore, each common share has one preferred share purchase right attached to it. The terms of the preferred share purchase rights are set forth in the rights agreement, dated as of January 28, 1997, between us and Wells Fargo Bank, National Association (formerly

Norwest Bank Minnesota, National Association), as rights agent, as amended August 24, 1998. The following description of the preferred share purchase rights is only a summary and does not purport to be complete. You must look at the rights agreement, as amended, for a full understanding of all of the terms of the preferred share purchase rights. The rights agreement, as amended, has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.

Each preferred share purchase right entitles the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustments. The rights are exercisable when, and are not transferable apart from our common shares until, a person or group has acquired 15% or more, or commenced a tender or exchange offer for 15% or more, of our common shares. If the specified percentage of the common shares is acquired, each right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either our company or the acquiring company having value equal to two times the exercise price of the right. The rights are redeemable by our board of directors in certain circumstances and expire on January 27, 2007.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by our board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by our board of directors because the board may redeem the rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common shares.

Minnesota Anti-Takeover Laws

We are governed by the provisions of Sections 302A.671, 302A.673 and 302A.675 of the Minnesota Business Corporation Act. These provisions may discourage a negotiated acquisition or unsolicited takeover of us and deprive our shareholders of an opportunity to sell their shares at a premium over the market price.

In general, Section 302A.671 provides that a public Minnesota corporation’s shares acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is a direct or indirect acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.

In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s voting stock. Section 302A.673 does not apply if a committee of our board of directors consisting of one or more of our disinterested directors (excluding directors who are our current and former officers and employees) approves the proposed transaction or the interested shareholder’s acquisition of shares before the share acquisition date, or on the share acquisition date but before the interested shareholder becomes an interested shareholder.

If a takeover offer is made for our shares, Section 302A.675 of the Minnesota Business Corporation Act precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the takeover offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier takeover offer. A “takeover offer” is a tender offer which results in an offeror who owned ten percent or less of a class of our shares acquiring more than ten percent of that class, or which results in the offeror increasing its beneficial ownership of a class of our shares by more than ten percent of the class, if the offeror owned ten percent or more of the class before the takeover offer. Section 302A.675 does not apply if a committee of our board of directors approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer. The committee must consist solely of directors who were directors or nominees for our board of directors at the time of the first public announcement of the takeover offer, and who are not our current or former officers and employees, offerors, affiliates or associates of the offeror or nominees for our board of directors by the offeror or an affiliate or associate of the offeror.

Certain Provisions of Articles and Bylaws

Except at such times when holders of cumulative preferred shares and/or cumulative preference shares have special voting rights for the election of directors as described in this prospectus, our directors are elected for three-year, staggered terms by the holders of the common shares. Cumulative voting of the common shares in the election of directors is prohibited. In addition, our bylaws provide that a vote of 75% of the common shares is required to remove directors who have been elected by the holders of common shares. The affirmative vote of 75% of the common shares is required to amend provisions of our articles of incorporation and bylaws relating to the staggered terms and the removal of directors, unless approved by all of the continuing directors as specified therein.

Our articles of incorporation contain “fair price” provisions which require the affirmative vote of 75% of the voting power of the common shares to approve business combinations, including mergers, consolidations and sales of a substantial part of our assets, with an interested shareholder or its affiliates or associates, unless specified price criteria and procedural requirements are met or unless the transaction is approved by the majority of the continuing directors. Our articles of incorporation also contain “anti-greenmail” provisions which preclude us from making certain purchases of common shares at a price per share in excess of the fair market price from a substantial shareholder unless approved by the affirmative vote of 66 2/3% of the voting power of the common shares held by the disinterested shareholders. The “fair price” and “anti-greenmail” provisions of our articles of incorporation may not be amended without the affirmative vote of the holders of at least 75% of the voting power of the common shares, unless approved by all of the continuing directors as specified therein.

The overall effect of the foregoing provisions of our articles of incorporation and bylaws, together with the preferred share purchase rights and the ability of the board of directors to issue additional common shares, cumulative preferred shares and cumulative preference shares, may be to delay or prevent attempts by other persons or entities to acquire control of our company without negotiations with our board of directors.

DESCRIPTION OF CUMULATIVE PREFERRED SHARES

This section summarizes the general terms and provisions of the cumulative preferred shares that we may offer using this prospectus. This section is only a summary and does not purport to be complete. You must look at our articles of incorporation and the relevant certificate of designation for a full understanding of all the rights and preferences of any series of cumulative preferred shares. Our articles of incorporation and the certificates of designation have been or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.

A prospectus supplement will describe the specific terms of any particular series of cumulative preferred shares offered under that prospectus supplement, including any of the terms in this section that will not apply to that series of cumulative preferred shares, and any special considerations, including tax considerations, applicable to investing in that series of cumulative preferred shares.

General

As discussed above, our articles of incorporation currently authorize the issuance of three classes of shares:

•	cumulative preferred shares, without par value (1,500,000 shares authorized),

•	cumulative preference shares, without par value (1,000,000 shares authorized), and

•	common shares, par value $5 per share (50,000,000 shares authorized).

As of June 30, 2004, there were outstanding 155,000 cumulative preferred shares, no cumulative preference shares and 25,945,682 common shares.

The board of directors is authorized to provide for the issue from time to time of cumulative preferred shares and cumulative preference shares in series and, as to each series, to fix the designation, annual dividend rate, quarterly dividend payment dates, redemption price or prices, voluntary and involuntary liquidation prices, conversion provisions, if any, and sinking fund provisions, if any, applicable to the shares of such series. The cumulative preferred shares are senior to the cumulative preference shares and the common shares as to dividend and liquidation rights.

As of June 30, 2004, four series of cumulative preferred shares were outstanding: 60,000 shares of the $3.60 Series; 25,000 shares of the $4.40 Series; 30,000 shares of the $4.65 Series; and 40,000 shares of the $6.75 Series. All of such outstanding series had a stated and liquidating value of $100 per share. None of such outstanding series is subject to mandatory redemption. In addition, the board of directors has designated 250,000 shares of cumulative preferred shares as the Series A Junior Participating Preferred Stock which are issuable upon the exercise of the preferred share purchase rights described under “Description of Common Shares — Preferred Share Purchase Rights.”

Any cumulative preferred shares will, when issued, be fully paid and nonassessable. Holders of cumulative preferred shares do not have any preemptive right to subscribe for additional securities we may issue. The transfer agent and registrar for any series of cumulative preferred shares will be specified in the applicable prospectus supplement.

The prospectus supplement relating to any particular series of cumulative preferred shares that we offer using this prospectus will describe the following terms of that series, if applicable:

•	the number of shares, their stated value and their designation or title;

•	the initial public offering price of the series;

•	that series’ rights as to dividends;

•	the rights of holders of shares of that series upon the dissolution or distribution of our assets;

•	whether and upon what terms the shares of that series will be redeemable;

•	whether and upon what terms a sinking fund will be used to purchase or redeem the shares of that series;

•	whether and upon what terms the shares of that series may be converted and the securities that series of cumulative preferred shares may be converted into;

•	the voting rights, if any, that will apply to that series; and

•	any additional rights and preferences of the series.

We may elect to offer depositary shares evidenced by depositary receipts, each representing a fractional interest in a share of the particular series of cumulative preferred shares issued and deposited with a depositary. See “Description of Depositary Shares.”

Dividend Rights

The holders of cumulative preferred shares of each series are entitled to receive, when and as declared by the board of directors, on a parity with the other outstanding series of cumulative preferred shares, cumulative dividends at the annual rate (which may be fixed or variable or both) for such series, payable quarterly on the dividend payment dates fixed for such series. Each series of cumulative preferred shares that we offer using this prospectus will be entitled to dividends at the annual rate set forth in the applicable prospectus supplement, cumulative from the date of original issue of such share, and payable quarterly on the dates set forth in the applicable prospectus supplement.

We and our subsidiaries are parties to agreements pursuant to which we borrow money, and certain covenants in these agreements may limit our ability to pay dividends or other distributions with respect to the cumulative preferred shares or to redeem or repurchase these shares. In addition, we and our subsidiaries may become parties to future agreements that contain such restrictions. These covenants will be described in more detail in the prospectus supplement relating to any particular series of cumulative preferred shares that we offer using to this prospectus.

So long as any cumulative preferred shares are outstanding, no dividends or other distributions may be made on the cumulative preference shares, the common shares or any other shares ranking junior to the cumulative preferred shares with respect to the payment of dividends or the distribution of assets (collectively “Subordinate Shares”), nor may any Subordinate Shares be purchased, redeemed or otherwise acquired (including through the operation of any sinking fund), if dividends on the cumulative preferred shares are accumulated and unpaid for any period and a sum sufficient for the payment thereof has not been set apart or we shall in any respect be in default under any sinking fund for the benefit of cumulative preferred shares. Moreover, so long as any cumulative preferred shares remain outstanding, we shall not, without the consent of the holders of a majority of the aggregate voting power of the cumulative preferred shares of all series then outstanding (two-thirds if more than one-fourth vote negatively), declare, pay or set apart for payment any dividend on or purchase, redeem or otherwise acquire (including through the operation of any sinking fund) any Subordinate Shares unless, after giving effect thereto, Common Share Equity shall equal at least 25% of Total Capitalization and our earned surplus shall be not less than $831,398.

“Common Share Equity” is the sum of

•	our stated capital applicable to our common shares and to all other Subordinate Shares, including any shares proposed to be issued substantially contemporaneously,

•	capital surplus to the extent of premium on our common shares and on all other Subordinate Shares, including any premium on any shares proposed to be issued substantially contemporaneously,

•	contributions in aid of construction, and

•	earned surplus,

all determined in accordance with such system of accounts as may be prescribed by governmental authorities having jurisdiction in the premises or, in the absence thereof, in accordance with generally accepted accounting practice.

“Total Capitalization” means the sum of

•	the Common Share Equity,

•	the involuntary liquidation preference of all cumulative preferred shares and all other shares prior to or on a parity with the cumulative preferred shares to be outstanding after the proposed event, and

•	the principal amount of all interest bearing debt (including debt to which property theretofore acquired or to be acquired substantially contemporaneously is or will be subject) to be outstanding after the proposed event, excluding, however, all indebtedness maturing by its terms within one year from the time of creation thereof unless we, without the consent of the lender, have the right to extend the maturity of such indebtedness for a period or periods which, with the original period of such indebtedness, aggregates one year or more.

If we shall be in default in the payment of any dividend on the cumulative preferred shares of any series, we shall not purchase, redeem or otherwise acquire (including through the operation of any sinking fund) any cumulative preferred shares unless all of the cumulative preferred shares are redeemed.

Redemption and Repurchase

A series of cumulative preferred shares that we may offer using this prospectus may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase at the option of the holders, as described in the applicable prospectus supplement, subject to the restriction described in the last paragraph under the caption “— Dividend Rights.” If a series of cumulative preferred shares is subject to mandatory redemption, the applicable prospectus supplement will specify the terms of redemption, the procedure used for redemption, the number of shares that we will redeem each year and the redemption price. The applicable prospectus supplement will also specify whether the redemption price will be payable in cash or other property.

Provision may be made whereby, subject to certain conditions, all rights (other than the right to receive redemption moneys) of the holders of cumulative preferred shares called for redemption, whether at our option or through a sinking fund, will terminate before the redemption date upon the deposit with a bank or trust company of the funds necessary for redemption.

Cumulative preferred shares acquired by us upon redemption or conversion thereof, through operation of any sinking fund therefor or otherwise may be reissued in the same manner as authorized but unissued cumulative preferred shares.

Conversion or Exchange

If any series of cumulative preferred shares that we may offer using this prospectus may be converted or exchanged into common shares, another series cumulative preferred shares or debt securities, the applicable prospectus supplement will state the terms on which shares of that series may be converted or exchanged.

Voting Rights

Unless otherwise provided in the prospectus supplement relating to any series of cumulative preferred shares that we offer using this prospectus, the holders of the cumulative preferred shares are not entitled to vote at any meetings of our shareholders, except as required by law or as described below.

In the event that four full quarterly dividend payments on the cumulative preferred shares of any series shall be in default, the holders of the cumulative preferred shares of all series at the time outstanding, voting as a class, shall thereafter elect three members of an eleven member board of directors; and, if such default shall increase to twelve full quarterly divided payments, such holders shall thereafter elect six members of an eleven member board of directors. After any such default shall have been cured, the cumulative preferred shares shall be divested of such voting rights, subject to being revested in the event of subsequent such defaults.

The consent of the holders of at least two-thirds of the aggregate voting power of the cumulative preferred shares of all series then outstanding is required to

•	create, authorize or issue any shares of any class ranking prior to (or any securities of any kind or class convertible into shares of any class ranking prior to) the cumulative preferred shares as to dividends or assets, or

•	amend our articles of incorporation so as to affect adversely any of the preferences or other rights of the holders of the cumulative preferred shares, provided that if less than all series of cumulative preferred shares are so affected, only the consent of the holders of at least two-thirds of the aggregate voting power of the affected series shall be required.

A majority (two-thirds if more than one-fourth vote negatively) of the aggregate voting power of the cumulative preferred shares of all series then outstanding is required to

•	increase the number of authorized cumulative preferred shares or create, authorize or issue shares of any class ranking on a parity with the cumulative preferred shares as to dividends or assets, or any securities of any kind or class convertible into cumulative preferred shares or shares of any class on a parity with the cumulative preferred shares;

•	issue any cumulative preferred shares of any series unless, after giving effect thereto

•	Adjusted Income Available for Interest shall equal at least 1.5 times Adjusted Interest and Preferred Charges,

•	Adjusted Income Available for Preferred Dividends shall equal at least 2.5 times Adjusted Preferred Charges, and

•	Common Share Equity shall equal at least 25% of Total Capitalization;

•	consolidate or merge into or with any other corporation or corporations unless, after giving effect thereto

•	the cumulative preferred shares outstanding immediately prior to such transaction shall remain outstanding or be constituted as shares of the resulting corporation in the same number and with the same relative rights and preferences as the cumulative preferred shares, with no increase in the authorized number and no outstanding or authorized shares ranking prior to or on a parity with the cumulative preferred shares (except our shares outstanding or authorized immediately prior to such transaction), and the outstanding indebtedness of the resulting corporation shall not exceed our outstanding indebtedness immediately preceding such transaction, or

•	each condition enumerated in the immediately preceding bullet point shall be satisfied with respect to the resulting corporation; and

•	sell, lease or exchange all or substantially all of our property and assets unless, after giving effect thereto, the fair value of our assets shall at least equal the preference on voluntary liquidation of all outstanding cumulative preferred shares and of all other outstanding shares ranking on a parity with the cumulative preferred shares, after deducting an amount equal to our outstanding indebtedness plus an amount equal to the preference on voluntary liquidation of all shares ranking prior to the cumulative preferred shares.

“Adjusted Income Available for Interest” is based upon gross income of our company or of the resulting corporation, as the case may be, for a then current 12-month period available for the payment of interest, after deducting all taxes (including income taxes).

“Adjusted Income Available for Preferred Dividends” equals Adjusted Income Available for Interest minus interest charges for one year and the dividend requirement for one year on any shares ranking prior to the cumulative preferred shares.

“Adjusted Interest and Preferred Charges” means the sum of

•	the interest charges for one year on all our interest bearing indebtedness outstanding at the time of issuance of such cumulative preferred shares or of the proposed consolidation or merger (including that, if any, proposed to be issued or assumed substantially contemporaneously, or to which property theretofore acquired or to be acquired substantially contemporaneously is or will be subject (adjusted for all amortization of debt discount and expense, or of premium on debt, as the case may be)), and

•	the dividend requirements for one year on all outstanding cumulative preferred shares, and on all other shares of a class ranking prior to or on a parity with the cumulative preferred shares as to dividends or assets, outstanding at the time of issuance of such additional cumulative preferred shares, or of such consolidation or merger, including all such shares proposed to be issued, or all such shares of the resulting corporation, as the case may be.

“Adjusted Preferred Charges” is the Adjusted Interest and Preferred Charges for one year determined at the time of issuance of such cumulative preferred shares or of the proposed consolidation or merger, less the interest charges for one year and the dividend requirements for one year on any shares ranking prior to the cumulative preferred shares, included in determining the Adjusted Interest and Preferred Charges.

Holders of cumulative preferred shares entitled to vote as described above shall have voting power in proportion to the involuntary liquidation preference of the cumulative preferred shares so held and shall be entitled to cumulate votes in the election of Directors.

Liquidation Rights

In the event of dissolution, liquidation or winding up of our company, the holders of cumulative preferred shares of each series outstanding shall be entitled to receive out of our assets, before any payment shall be made to the holders of Subordinate Shares, such amount per share as shall have been fixed by the board of directors as the voluntary liquidation price or the involuntary liquidation price, as the case may be, for the shares of such series, together with a sum, in the case of each share, computed at the annual dividend rate for the series of which the particular share is a part, from the date on which dividends on such shares became cumulative to and including the date fixed for such distribution or payment, less the aggregate amount of all dividends which have theretofore been paid or which have been declared on the share and for which moneys have been set apart and remain available for payment. If upon any such dissolution, liquidation or winding up, our assets available for payment to shareholders are not sufficient to make payment in full to the holders of cumulative preferred shares as above provided, payment shall be made to such holders ratably in accordance with the respective distributive amounts to which such holders shall be entitled. A consolidation or merger of our company shall not be construed as a dissolution, liquidation or winding up of our company within the meaning of the foregoing provisions.

The voluntary and involuntary liquidation prices for any series of cumulative preferred shares that we offer using this prospectus will be set forth in the applicable prospectus supplement. The involuntary liquidation price for each series of cumulative preferred shares issued after April 1, 1977 must be equal to the gross consideration received by us upon the issuance thereof (without regard to any premium received, underwriting discount or commission, private placement fee or other expense of issuance).

Certain Provisions of Articles and Bylaws

For a description of some additional provisions of our articles of incorporation and bylaws, see “Description of Common Shares — Certain Provisions of Articles and Bylaws.”

DESCRIPTION OF DEPOSITARY SHARES

This section summarizes the general terms and provisions of the depositary shares represented by depositary receipts that we may offer using this prospectus. This section is only a summary and does not purport to be complete. You must look at the applicable forms of depositary receipt and deposit agreement for a full understanding of the specific terms of any depositary shares and depositary receipts. The forms of the depositary receipts and the deposit agreement will be filed or incorporated by reference as exhibits to the registration statement to which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.

A prospectus supplement will describe the specific terms of the depositary shares and the depositary receipts offered under that prospectus supplement, including any of the terms in this section that will not apply to those depositary shares and depositary receipts, and any special considerations, including tax considerations, applicable to investing in those depositary shares.

General

We may offer fractional interests in cumulative preferred shares, rather than full shares of cumulative preferred shares. If we do so, we will provide for the issuance to the public by a depositary of depositary receipts evidencing depositary shares. Each depositary share will represent a fractional interest in a share of a particular series of cumulative preferred shares.

The shares of any series of cumulative preferred shares underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. The applicable prospectus supplement will state the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the cumulative preferred shares underlying the depositary share. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts, although not in final form. The holders of temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of temporary depositary receipts can exchange them for final depositary receipts at our expense.

Withdrawal of Cumulative Preferred Shares

If you surrender depositary receipts at the principal office of the depositary you will be entitled to receive at that office the number of shares of cumulative preferred shares and any money or other property then represented by the depositary shares, unless the depositary shares have been called for redemption. We will not, however, issue any fractional shares of cumulative preferred shares. Accordingly, if you deliver depositary receipts for a number of depositary shares that, when added together, represents more than a whole number of shares of cumulative preferred shares, the depositary will issue to you a new depositary receipt evidencing the excess number of depositary shares at the same time as you receive your share of cumulative preferred shares. You will no longer be entitled to deposit the shares of cumulative preferred shares you have withdrawn under the deposit agreement or to receive depositary shares in exchange for those shares of cumulative preferred shares. There may be no market for any withdrawn shares of cumulative preferred shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the deposited cumulative preferred shares, less any taxes required to be withheld, to the record holders of the depositary receipts in proportion to the number of the depositary shares owned by each record holder on the relevant date. The depositary will distribute only the amount that can be distributed without attributing to any holder a fraction of one cent. Any balance will be added to the next sum to be distributed to holders of depositary receipts.

If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary receipts, unless the depositary determines that it is not practical to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

The deposit agreement will contain provisions relating to how any subscription or similar rights offered by us to holders of the cumulative preferred shares will be made available to the holders of depositary receipts.

Redemption and Repurchase of Deposited Cumulative Preferred Shares

If any series of cumulative preferred shares underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of the series of cumulative preferred shares held by the depositary. The depositary will mail a notice of redemption between 30 and 60 days prior to the date fixed for redemption to the record holders of the depositary receipts to be redeemed at their addresses appearing in the depositary’s records. The redemption price per depositary share will bear the same relationship to the redemption price per share of cumulative preferred shares that the depositary share bears to the underlying cumulative preferred shares. Whenever we redeem cumulative preferred shares held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the cumulative preferred shares redeemed. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the depositary by lot or pro rata or other equitable method, as we determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. If depositary shares are no longer outstanding, the holders will have no rights with regard to those depositary shares other than the right to receive money or other property that they were entitled to receive upon redemption. The payments will be made when the holder surrenders its depositary receipts to the depositary.

Depositary shares are not subject to repurchase at the option of the holders. However, if shares of cumulative preferred shares underlying the depositary shares become subject to repurchase at the option of the holders, the holders may surrender their depositary receipts to the depositary and direct the depositary to instruct us to repurchase the deposited cumulative preferred shares at the price specified in the applicable prospectus supplement. If we have sufficient funds available, we will, upon receipt of the instructions, repurchase the requisite whole number of shares of cumulative preferred shares from the depositary, which will, in turn, repurchase the depositary receipts. However, holders of depositary receipts will only be entitled to request the repurchase of a number of depositary shares that represents in total one or more whole shares of the underlying cumulative preferred shares. The repurchase price per depositary share will equal the repurchase price per share of the underlying cumulative preferred shares multiplied by the fraction of that share represented by one depositary share. If the depositary shares evidenced by any depositary receipt are repurchased in part only, the depositary will issue one or more new depositary receipts representing the depositary shares not repurchased.

Voting of Deposited Cumulative Preferred Shares

Upon receipt of notice of any meeting at which the holders of the series of cumulative preferred shares underlying the depositary shares are entitled to vote, the depositary will mail information about the meeting to the record holders of the related depositary receipts. Each record holder of depositary receipts on the record date (which will be the same date as the record date for the holders of the related cumulative preferred shares) will be entitled to instruct the depositary as to how to vote the cumulative preferred shares underlying the holder’s depositary shares. The depositary will try, if practicable, to vote the number of shares of cumulative preferred shares underlying the depositary shares according to the instructions it receives. We will agree to take all action requested and considered necessary by the depositary to enable it to vote the cumulative preferred shares in that manner. The depositary will not vote any shares of cumulative preferred shares for which it does not receive specific instructions from the holders of the depositary receipts.

Conversion and Exchange of Deposited Cumulative Preferred Shares

If we provide for the exchange of the cumulative preferred shares underlying the depositary shares, the depositary will exchange, as of the same exchange date, that number of depositary shares representing the cumulative preferred shares to be exchanged, so long as we have issued and deposited with the depositary the securities for which the cumulative preferred shares is to be exchanged. The exchange rate per depositary share will equal the exchange rate per share of the underlying cumulative preferred shares multiplied by the fraction of that share represented by one depositary share. If less than all of the depositary shares are exchanged, the depositary shares to be exchanged will be selected by the depositary by lot or pro rata or other equitable method, as we determine. If the depositary shares evidenced by a depositary receipt are exchanged in part only, the depositary will issue one or more new depositary receipts representing the depositary shares not exchanged.

Depositary shares may not be converted or exchanged for other securities or property at the option of the holders. However, if shares of cumulative preferred shares underlying the depositary shares are converted into or exchanged for other securities at the option of the holders, the holders may surrender their depositary receipts to the depositary and direct the depositary to instruct us to convert or exchange the deposited cumulative preferred shares into the whole number or principal amount of securities specified in the applicable prospectus supplement. Upon receipt of instructions, we will cause the conversion or exchange and deliver to the holders the whole number or principal amount of our securities and cash in lieu of any fractional security. The exchange or conversion rate per depositary share will equal the exchange or conversion rate per share of the underlying cumulative preferred shares multiplied by the fraction of that cumulative preferred shares represented by one depositary share. If the depositary shares evidenced by a depositary receipt are converted or exchanged in part only, the depositary will issue a new depositary receipt evidencing any depositary shares not converted or exchanged.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of depositary receipts will not be effective unless the amendment has been approved by the record holders of at least a majority of the depositary receipts. A deposit agreement may be terminated only if all related outstanding depositary shares have been redeemed or there has been a final distribution on the underlying cumulative preferred shares in connection with our liquidation, dissolution or winding up, and the distribution has been distributed to the holders of the related depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary for the initial deposit of the cumulative preferred shares and any redemption of the cumulative preferred shares. Holders of depositary receipts will pay transfer and other taxes and governmental charges and any other charges that are stated in the deposit agreement to be their responsibility.

Miscellaneous

The depositary will forward to the holders of depositary receipts all reports and communications from us that are delivered to the depositary and that we are required to furnish to the holders of the underlying cumulative preferred shares.

Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or cumulative preferred shares unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants or upon information provided by persons presenting cumulative preferred shares for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering notice to us. We also may at any time remove the depositary. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery to us of notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may offer using this prospectus and the related indenture. This section is only a summary and does not purport to be complete. You must look to the relevant form of debt security and the related indenture for a full understanding of all terms of any series of debt securities. The form of debt security and the related indenture have been or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.

A prospectus supplement will describe the specific terms of any particular series of debt securities offered under that prospectus supplement, including any of the terms in this section that will not apply to that series, and any special considerations, including tax considerations, applicable to investing in those debt securities. In some instances, certain of the precise terms of debt securities you are offered may be described in a further prospectus supplement, known as a pricing supplement.

General

We will issue the debt securities in one or more series under the indenture dated as of November 1, 1997 between us and U.S. Bank National Association (formerly First Trust National Association), as trustee. The indenture does not limit the amount of debt securities that we may issue under it at any time. We may issue additional debt securities under the indenture in one or more series from time to time with terms different from those of other debt securities already issued under the indenture. In this section, we include references in parentheses to specific sections of the indenture.

Ranking

The debt securities will be our unsecured and unsubordinated obligations and will rank equally and ratably with our other current and future unsecured and unsubordinated debt. As of June 30, 2004, we had approximately $257 million of debt that would have ranked equally with the debt securities offered by this prospectus, including $115 million of debt securities outstanding under the indenture. In addition, the Company issued $76 million of unsecured and unsubordinated debt in connection with the acquisition of our potato processing company in August 2004, which debt is guaranteed by one of our subsidiaries. The debt securities will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure this debt). As of June 30, 2004, we had no secured debt. In addition, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the debt securities will be effectively subordinated to debt and other obligations at the subsidiary level because, as the common shareholder of our direct and indirect subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries. As of June 30, 2004, our subsidiaries had approximately $14 million of aggregate outstanding debt. The Company’s obligations under its $70 million line of credit and its $76 million of debt issued in August 2004 are guaranteed by one of its wholly-owned subsidiaries. The indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

Terms

The prospectus supplement, including any separate pricing supplement, relating to a series of debt securities that we offer using this prospectus will describe the following terms of that series, if applicable:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the person or persons to whom interest on the offered debt securities will be payable if other than the persons in whose names the debt securities are registered;

•	the date or dates on which the principal of the offered debt securities will be payable;

•	the rate or rates, which may be fixed or variable, and/or the method of determination of the rate or rates at which the offered debt securities will bear interest, if any;

•	the date or dates from which interest, if any, will accrue, the interest payment dates on which interest will be payable and the regular record date for any interest payable on any interest payment date;

•	the place or places where

•	the principal of or any premium or interest on the offered debt securities will be payable;

•	registration of transfer may be effected;

•	exchanges may be effected; and

•  notices and demands to or upon us may be served;

•	the security registrar for the offered debt securities and, if such is the case, that the principal of the offered debt securities will be payable without presentment or surrender thereof;

•	the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any of the offered debt securities may be redeemed, in whole or in part, at our option;

•	our obligation or obligations, if any, to redeem or purchase any of the offered debt securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any of the offered debt securities will be redeemed or purchased, in whole or in part, pursuant to that obligation, and applicable exceptions to the requirements of a notice of redemption in the case of mandatory redemption or redemption at the option of the holder;

•	the denominations in which the offered debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than the currency of the United States, the currency or currencies, including composite currencies, in which payment of the principal of and any premium and interest on the offered debt securities will be payable;

•	if the principal of or any premium or interest on any of the offered debt securities will be payable, at the election of us or the holder, in a coin or currency other than in which the offered debt securities are stated to be payable, the period or periods within which and the terms and conditions upon which, the election will be made;

•	if the principal of or any premium or interest on the offered debt securities will be payable, or will be payable at the election of us or a holder, in securities or other property, the type and amount of securities or other property, or the formula or other method or other means by which the amount will be determined, and the period or periods within which, and the terms and conditions upon which, any such election may be made;

•	if the amount of payment of principal of or any premium or interest on the offered debt securities may be determined with reference to an index or other fact or event ascertainable outside the indenture, the manner in which the amounts will be determined;

•	if other than the principal amount of the offered debt securities, the portion of the principal amount of the offered debt securities which will be payable upon declaration of acceleration of the maturity;

•	any addition to the events of default applicable to the offered debt securities and any addition to our covenants for the benefit of the holders of the offered debt securities;

•	the terms, if any, pursuant to which the offered debt securities may be converted into or exchanged for shares of our capital stock or other securities or any other person;

•	the obligations or instruments, if any, which will be considered to be eligible obligations for the offered debt securities denominated in a currency other than U.S. dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of our indebtedness in respect of the debt securities after the satisfaction and discharge thereof;

•	if the offered debt securities will be issued in global form, any limitations on the rights of the holder to transfer or exchange the same or obtain the registration of transfer and to obtain certificates in definitive form in lieu of temporary form, and any and all other matters incidental to such debt securities;

•	if the offered debt securities will be issuable as bearer securities;

•	any limitations on the rights of the holders of the offered debt securities to transfer or exchange the debt securities or to obtain the registration of transfer, and if a service charge will be made for the registration of transfer or exchange of the offered debt securities, the amount or terms thereof;

•	any exceptions to the provisions governing payments due on legal holidays or any variations in the definition of business day with respect to the offered debt securities; and

•	any other terms of the offered debt securities, or any tranche thereof, not inconsistent with the provisions of the indenture. (Section 301)

Although debt securities offered by this prospectus will be issued under the indenture, there is no requirement that we issue future debt securities under the indenture. Accordingly, we may use other indentures or documentation containing different provisions in connection with future issuances of our debt.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to those debt securities will describe the federal income tax consequences and other special considerations applicable to them. In addition, if we issue any debt securities denominated in foreign currencies or currency units, the prospectus supplement relating to those debt securities will also describe any federal income tax consequences and other special considerations applicable to them.

The indenture does not contain covenants or other provisions designed to afford holders of debt securities protection in the event of a highly-leveraged transaction or change of control involving us. If this protection is provided for the offered debt securities, we will describe the applicable provisions in the prospectus supplement relating to those debt securities.

Form, Exchange and Transfer

Unless the applicable prospectus supplement specifies otherwise, we will issue the debt securities only in fully registered form without interest coupons and in denominations of $1,000 and integral multiples of $1,000. (Sections 201 and 302)

At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of any series will be exchangeable for other debt securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305)

Subject to the terms of the indenture and the limitations applicable to global securities, holders may present debt securities for exchange as provided above and for registration of transfer at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless the applicable prospectus supplement indicates otherwise, no service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge associated with the transfer or exchange. Debt securities presented or surrendered for registration of transfer or exchange must (if so required by us, the trustee or the security registrar) be duly endorsed or accompanied by an executed written instrument of transfer in form satisfactory to us, the trustee or the security registrar. (Section 305) Any transfer agent (in addition to the security registrar) initially designated by us for the offered debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts. We are required to maintain a transfer agent in each place of payment for the debt securities of a particular series. We may maintain an office that performs the functions of the transfer agent. (Section 602) Unless the applicable prospectus supplement specifies otherwise, the trustee will act as security registrar and transfer agent with respect to each series of debt securities offered by this prospectus.

We will not be required to execute or register the transfer or exchange of debt securities, or any tranche thereof, during a period of 15 days preceding the notice to be given identifying the debt securities called for redemption, or any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part. (Section 305)

If a debt security is issued as a global security, only the depositary or its nominee as the sole holder of the debt security will be entitled to transfer and exchange the debt security as described in this prospectus under “— Global Securities.”

Payment and Paying Agent

Unless the applicable prospectus supplement indicates otherwise, we will pay interest on the offered debt securities on any interest payment date to the person in whose name the debt security is registered at the close of business on the regular record date. (Section 307)

Unless the applicable prospectus supplement indicates otherwise, we will pay the principal of and any premium and interest on the offered debt securities at the office of the paying agent or paying agents as we may designate for that purpose from time to time. Unless the applicable prospectus supplement indicates otherwise, the corporate trust office of the trustee in New York, New York will be our sole paying agent for payment for each series of debt securities. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. We are required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Section 602)

Any moneys deposited by us with the trustee or any paying agent for the payment of the principal of or any premium or interest on any offered debt securities which remain unclaimed at the end of two years after the applicable payment has become due and payable will be paid to us. The holder of that debt security, as an unsecured general creditor and not as a holder, thereafter may look only to us for the payment. (Section 603)

Redemption

Any terms for the optional or mandatory redemption of the offered debt securities will be set forth in the applicable prospectus supplement. Except as otherwise provided in the applicable prospectus supplement with respect to debt securities that are redeemable at the option of the holder, the offered debt securities will be redeemable only upon notice by mail not less than 30 days nor more than 60 days prior to the redemption date. If less than all the debt securities of a series, or any tranche thereof, are to be redeemed, the particular debt securities to be redeemed will be selected by the securities registrar by the method as provided for the particular series, or in the absence of any such provision, by such method of random selection as the security registrar deems fair and appropriate. (Sections 403 and 404)

Any notice of redemption at our option may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the redemption date, of money sufficient to pay the principal of and any premium and interest on the offered debt securities. If sufficient money has not been so received, the notice will be of no force and effect and we will not be required to redeem the debt securities. (Section 404)

Consolidation, Merger, Conveyance or Other Transfer

Under the terms of the indenture, we may not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the corporation formed by the consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety is a person organized and existing under the laws of the United States, any state thereof or the District of Columbia and assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no Event of Default shall have occurred and be continuing; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel as provided in the indenture. (Section 1101)

Events of Default

Each of the following will constitute an “Event of Default” under the indenture with respect to any series of debt securities:

•	failure to pay any interest on any debt securities of that series within 60 days after the same becomes due and payable;

•	failure to pay principal of or premium, if any, on any debt securities of that series within three business days after the same becomes due and payable;

•	failure to perform or breach of any of our other covenants or warranties in the indenture (other than a covenant or warranty in the indenture solely for the benefit of a series of debt securities other than that series) for 60 days after written notice to us by the trustee, or to us and the trustee by the holders of at least 33% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	the occurrence of events of bankruptcy, insolvency or reorganization relating to us; and

•	any other Event of Default specified in the applicable prospectus supplement with respect to debt securities of a particular series. (Section 801)

An Event of Default with respect to a series of debt securities may not necessarily constitute an Event of Default with respect to debt securities of any other series issued under the indenture.

If an Event of Default with respect to any series of debt securities occurs and is continuing, then either the trustee or the holders of not less than 33% in principal amount of the outstanding debt securities of that series may declare the principal amount (or if the debt securities of that series are original issue discount securities, such portion of the principal amount thereof as may be specified in the applicable prospectus supplement) of all of the debt securities of that series to be due and payable immediately. However, if an Event of Default occurs and is continuing with respect to more than one series of debt securities, the trustee or the holders of not less than 33% in aggregate principal amount of the outstanding securities of all such series, considered as one class, may make the declaration of acceleration and not the holders of the debt securities of any one of such series. (Section 802) There is no automatic acceleration, even in the event of our bankruptcy or insolvency.

Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder has offered to the trustee reasonable security or indemnity. (Section 903) Subject to the provisions of the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of debt securities, the holders of a majority in aggregate principal amount of the outstanding debt securities of all those series, considered as one class, will have this right, and not the holders of any one series of debt securities. (Section 812)

No holder of debt securities of any series will have any right to institute any proceeding related to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	the holder has previously given written notice to the trustee of a continuing Event of Default with respect to the debt securities of that series;

•	the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series have made written request to the trustee, and offered reasonable indemnity to the trustee, to institute the proceeding as trustee; and

•	the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after the notice, request and offer. (Section 807)

Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the indenture, the holder of any debt security will have the right, which is absolute and unconditional, to receive payment of the principal, premium, if any, and interest on that debt security and to institute suit for enforcement of any payment, and that right will not be impaired without consent of that holder. (Section 808)

We will be required to furnish to the trustee annually, not later than October in each year, a statement by an appropriate officer as to the officer’s knowledge of our compliance with all conditions and covenants under the indenture, such compliance to be determined without regard to any period of grace or requirement of notice under the indenture. (Section 606)

Right to Cure

At any time after the declaration of acceleration with respect to a series of debt securities has been made but before a judgment or decree for payment of the money due has been obtained, the Event or Events of Default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and the declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

•	all overdue interest, if any, on all debt securities of that series;

•	the principal of and premium, if any, on any debt securities of that series which have become due otherwise than by that declaration of acceleration and interest thereon at the rate or rates prescribed in the debt securities;

•	interest upon overdue interest, if any, at the rate or rates prescribed in the debt securities, to the extent payment of that interest is lawful; and

•	all amounts due to the trustee under the indenture; and

•	any other Event of Default with respect to the debt securities of that series, other than the non-payment of the principal of the debt securities of that series which has become due solely by the declaration of acceleration, have been cured or waived as provided in the indenture. (Section 802)

Modification and Waiver

Without the consent of any holder of debt securities, we and the trustee may enter into one or more supplemental indentures to the indenture for any of the following purposes:

•	to evidence the assumption by any permitted successor to us of our covenants under the indenture and the debt securities;

•	to add to our covenants or other provisions for the benefit of the holders of all or any series of outstanding debt securities or to surrender any right or power conferred upon us by the indenture;

•	to add any additional Events of Default with respect to all or any series of outstanding debt securities;

•	to change or eliminate any provision of the indenture or to add any new provision to the indenture, provided that if the change, elimination or addition will adversely affect the interests of the holders of any series of debt securities in any material respect, that change, elimination or addition will become effective with respect to that series only when the consent of the holders of that series so affected has been obtained or when there is no outstanding debt security of that series under the indenture;

•	to provide collateral security for the debt securities;

•	to establish the form or terms of any series of debt securities as permitted by the indenture;

•	to provide for the authentication and delivery of bearer securities and coupons appertaining thereto representing interest, if any, thereon and for the procedures for the registration, exchange and replacement thereof and for giving of notice to, and the solicitation of the vote or consent of, the holders thereof and for any and all other matters incidental thereto;

•	to evidence and provide for the acceptance of appointment of a separate or successor trustee under the indenture with respect to debt securities of one or more series and to add or to change any of the provisions of the indenture as will be necessary to provide for or to facilitate the administration of the trusts under the indenture by more than one trustee;

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of debt securities;

•	to change any place where

•	the principal of and any premium and interest on any debt securities will be payable;

•	any debt securities may be surrendered for registration of transfer or exchange; or

•	notices and demands to or upon us in respect of the debt securities and indenture may be served; or

•	to cure any ambiguity, to correct or supplement any defective or inconsistent provision or to make or change any other provisions with respect to matters and questions arising under the indenture, provided that action does not adversely affect the interests of the holders of debt securities of any series in any material respect. (Section 1201)

The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive our compliance with some restrictive provisions of the indenture. (Section 607) The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default

•	in the payment of principal, premium or interest; and

•	related to certain covenants and provisions of the indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected. (Section 813)

Without limiting the generality of the foregoing, if the Trust Indenture Act is amended after the date of the indenture in such a way as to require changes to the indenture or the incorporation of additional provisions or so as to permit changes to, or the elimination of provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect such amendment. (Section 1201)

Except as provided above, the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series then outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of the indenture pursuant to one or more supplemental indentures. However, if less than all of the series of outstanding debt securities are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of outstanding debt securities of all series so directly affected, considered as one class, will be required. Further, if the debt securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, tranches, then the consent only of the holders of a majority in aggregate principal amount of the outstanding debt securities of all tranches so directly affected, considered as one class, will be required.

Without the consent of each holder of debt securities affected by the modification, no supplemental indenture may:

•	change the stated maturity of the principal of or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of the debt security;

•	reduce the rate of interest on the debt security (or the amount of any installment of interest thereon) or change the method of calculating the rate;

•	reduce any premium payable upon redemption of the debt security;

•	reduce the amount of the principal of any original issue discount security that would be due and payable upon a declaration of acceleration of maturity;

•	change the coin or currency (or other property) in which any debt security or any premium or the interest thereon is payable;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security (or, in the case of redemption, on or after the redemption date);

•	reduce the percentage in principal amount of the outstanding debt securities of any series, or any tranche thereof, the consent of the holders of which is required for any such supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with any provision of the indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

•	modify certain of the provisions of the indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, or any tranche thereof.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of debt securities or one or more tranches thereof, or modifies the rights of the holders of debt securities of that series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the indenture of the holders of the debt securities of any other series or tranche. (Section 1202)

The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver under the indenture as of any date, or whether or not a quorum is present at a meeting of holders:

•	debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of such other obligor (unless we, the affiliate or the obligor own all securities outstanding under the indenture, or all outstanding debt securities of each such series and each such tranche, as the case may be, determined without regard to this clause) will be disregarded and deemed not to be outstanding;

•	the principal amount of an original issue discount security that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof as provided in the indenture; and

•	the principal amount of a debt security denominated in one or more foreign currencies or a composite currency that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of the debt security (or, in the case of a debt security described in second bullet above, of the amount described in that clause). (Section 101)

If we solicit from holders any request, demand, authorization, direction, notice, consent, election, waiver or other act, we may, at our option, by board resolution, fix in advance a record date for the determination of holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other act. If a record date is fixed, such request, demand, authorization, direction, notice, consent, election, waiver or other act may be given before or after that record date, but only the holders of record at the close of business on the record date will be deemed to be holders for the purposes of determining whether holders of the requisite proportion of the outstanding debt securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, election, waiver or other act, and for that purpose the outstanding debt securities will be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt security and the holder of every debt security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security. (Section 104)

Defeasance

Unless the applicable prospectus supplement otherwise indicates, any debt securities, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the indenture, and, at our election, our entire indebtedness in respect of the debt securities will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the trustee or any paying agent (other than us), in trust: (a) money in an amount which will be sufficient, or (b) eligible obligations (as described below), which do not contain provisions permitting the redemption or other prepaying at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with money, if any, deposited with or held by the trustee or the paying agent, will be sufficient, or (c) a combination of (a) and (b) which will be sufficient, to pay when due the principal of and any premium and interest due and to become due on the debt securities or portions thereof. (Section 701)

For this purpose, unless the applicable prospectus supplement otherwise indicates, eligible obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of the full faith and credit thereof, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof. (Section 101)

Resignation of Trustee

The trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of the outstanding debt securities of a series. No resignation or removal of the trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the indenture. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a trustee appointed by act of the holders of a majority in principal amount of the outstanding debt securities, if we have delivered to the trustee a board resolution appointing a successor trustee and the successor has accepted the appointment in accordance with the terms of the indenture, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the indenture. (Section 910)

Notices

Notices to holders of debt securities will be given by mail to the addresses of the holders as they appear in the security register. (Section 106)

Title

We, the trustee and any agent of ours or the trustee may treat the person in whose name a debt security is registered as the absolute owner (whether or not the debt security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent the law of any other jurisdiction is mandatorily applicable. (Section 112)

Limitation on Suits

The indenture limits a holder’s right to institute any proceeding with respect to the indenture, the appointment of a receiver or trustee, or for any other remedy under the indenture. (Section 807)

Maintenance of Properties

A provision in the indenture provides that we will cause (or, with respect to property owned in common with others, make reasonable effort to cause) all our properties used or useful in the conduct of our business to be maintained and kept in good condition, repair and working order and will cause (or, with respect to property owned in common with others, make reasonable effort to cause) to be made all necessary repairs, renewals, replacements, betterments and improvements, all as, in our judgment, may be necessary so that the business carried on in connection therewith may be properly conducted. However, nothing in this provision will prevent us from discontinuing, or causing the discontinuance of the operation and maintenance of any of our properties if the discontinuance is, in our judgment, desirable in the conduct of our business. (Section 605)

Concerning the Trustee

U.S. Bank National Association, the trustee under the indenture, acts as agent for participants in our Automatic Dividend Reinvestment and Share Purchase Plan. In the ordinary course of business, U.S. Bank

National Association and its affiliates have engaged, and may in the future engage, in commercial or investment banking transactions with us and our affiliates.

Global Securities

We may issue a series of debt securities offered by this prospectus, in whole or in part, in the form of one or more global securities, which will have an aggregate principal amount equal to that of the debt securities represented thereby.

Unless it is exchanged in whole or in part for the individual debt securities it represents, a global security may be transferred only as a whole

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement related to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

Each global security will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement and will be deposited with the depositary or its nominee or a custodian. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and any other matters as may be provided in the indenture.

As long as the depositary, or its nominee, is the registered holder of the global security, the depositary or nominee, as the case may be, will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the global security or any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered to be the owners or holders under the indenture relating to those debt securities.

All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing these debt securities. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, which institutions we refer to as the participants, and to persons that may hold beneficial interests through participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effective only through, records maintained by the depositary and its participants. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee nor any of our or the trustee’s agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to beneficial interests.

DESCRIPTION OF SECURITIES WARRANTS

This section summarizes the general terms and provisions of the securities warrants represented by warrant agreements and warrant certificates that we may offer using this prospectus. The securities warrants may be issued for the purchase of common shares, cumulative preferred shares or debt securities. This section is only a summary and does not purport to be complete. You must look at the applicable forms of warrant agreement and warrant certificate for a full understanding of the specific terms of any securities warrant. The forms of the warrant agreement and the warrant certificate will be filed or incorporated by reference as exhibits to the registration statement to which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.

A prospectus supplement will describe the specific terms of the securities warrants offered under that prospectus supplement, including any of the terms in this section that will not apply to those securities warrants, and any special considerations, including tax considerations, applicable to investing in those securities warrants.

General

We may issue securities warrants alone or together with other securities offered by the applicable prospectus supplement. Securities warrants may be attached to or separate from those securities. Each series of securities warrants will be issued under a separate warrant agreement between us and a bank or trust company, as warrant agent, as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the securities warrants and will not act as an agent or trustee for any holders or beneficial owners of the securities warrants.

The prospectus supplement relating to any securities warrants that we offer using this prospectus will describe the following terms of those securities warrants, if applicable:

•	the offering price;

•	the currencies in which the securities warrants will be offered;

•	the designation, total principal amount, currencies, denominations and terms of the series of debt securities that may be purchased upon exercise of the securities warrants;

•	the principal amount of the series of debt securities that may be purchased if a holder exercises the securities warrants and the price at which and currencies in which the principal amount may be purchased upon exercise;

•	the total number of shares that may be purchased if all of the holders exercise the securities warrants and, in the case of securities warrants for the purchase of cumulative preferred shares, the designation, total number and terms of the series of cumulative preferred shares that can be purchased upon exercise of the securities warrants;

•	the number of shares of cumulative preferred shares or common shares that may be purchased if a holder exercises any one securities warrant and the price at which and currencies in which the cumulative preferred shares or common shares may be purchased upon exercise;

•	the designation and terms of any series of securities with which the securities warrants are being offered, and the number of securities warrants offered with each security;

•	the date on and after which the holder of the securities warrants can transfer them separately from the related series of securities;

•	the date on which the right to exercise the securities warrants begins and expires;

•	the triggering event and the terms upon which the exercise price and the number of underlying securities that the securities warrants are exercisable into may be adjusted;

•	whether the securities warrants will be issued in registered or bearer form;

•	the identity of any warrant agent with respect to the securities warrants and the terms of the warrant agency agreement with that warrant agent;

•	a discussion of material U.S. federal income tax consequences; and

•	any other terms of the securities warrants.

A holder of securities warrants may

•	exchange them for new securities warrants of different denominations;

•	present them for registration of transfer, if they are in registered form; and

•	exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

Until the securities warrants are exercised, holders of the securities warrants will not have any of the rights of holders of the underlying securities.

Exercise of Securities Warrants

Each holder of a securities warrant is entitled to purchase the number of common shares or cumulative preferred shares or the principal amount of debt securities, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised securities warrants will become void.

Holders of securities warrants may exercise them by

•	delivering to the warrant agent the payment required to purchase the underlying securities, as stated in the applicable prospectus supplement;

•	properly completing and signing the reverse side of their warrant certificate(s), if any, or other exercise documentation; and

•	delivering their warrant certificate(s), if any, or other exercise documentation to the warrant agent within the time specified by the applicable prospectus supplement.

If you comply with the procedures described above, your securities warrants will be considered to have been exercised when warrant agent receives payment of the exercise price. As soon as practicable after you have completed these procedures, we will issue and deliver to you the common shares, cumulative preferred shares or debt securities, as the case may be, that you purchased upon exercise. If you exercise fewer than all of the securities warrants represented by a warrant certificate, we will issue to you a new warrant certificate for the unexercised amount of securities warrants.

Amendments and Supplements to Warrant Agreements

We may amend or supplement a warrant agreement or warrant certificates without the consent of the holders of the securities warrants if the changes are not inconsistent with the provisions of the securities warrants and do not adversely affect the interests of the holders.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities described in this prospectus in any combination. A prospectus supplement will describe the specific terms of the units offered under that prospectus supplement, and any special considerations, including tax considerations, applicable to investing in those units. You must look at the applicable prospectus supplement and any applicable unit agreement for a full understanding of the specific terms of any units. The form of unit agreement will be filed or incorporated by reference as an exhibit to the registration statement to which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.

PLAN OF DISTRIBUTION

We may offer and sell the securities offered by this prospectus in any of three ways:

•	through agents;

•	through underwriters or dealers; or

•	directly to one or more purchasers.

The securities may be distributed from time to time in one or more transactions at negotiated prices, at a fixed price (that is subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to the prevailing market prices.

The applicable prospectus supplement will set forth the specific terms of the offering of securities, including:

•	the securities offered;

•	the price of the securities;

•	the proceeds to us from the sale of the securities;

•	the names of the securities exchanges, if any, on which the securities are listed;

•	the name of the underwriters or agents, if any;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents; and

•	any discounts or concessions allowed or paid to dealers.

We may authorize underwriters, dealers and agents to solicit offers from specified institutions to purchase the securities from us at the public offering price listed in the applicable prospectus supplement. These sales may be made under “delayed delivery contracts” that provide for payment and delivery on a specified future date. Any contracts like this will be subject to the conditions listed in the applicable prospectus supplement. The applicable prospectus supplement also will state the commission to be paid to underwriters, dealers and agents who solicit these contracts.

Any underwriter, dealer or agent who participates in the distribution of an offering of securities may be considered by the SEC to be an underwriter under the Securities Act. Any discounts or commissions received by an underwriter, dealer or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act. We may agree to indemnify any underwriters, dealers and agents against or contribute to any payments the underwriters, dealers or agents may be required to make with respect to, civil liabilities, including liabilities under the Securities Act. Underwriters and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase any offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

Unless otherwise indicated in the applicable prospectus supplement and other than our common shares, all securities we offer using this prospectus will be new issues of securities with no established trading market. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market-making at any time without notice. We cannot assure you that a secondary trading market for any of the securities will ever develop or, if one develops, that it will be maintained or provide any significant liquidity.

VALIDITY OF SECURITIES

The validity of the securities offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon that report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges.

The SEC allows us to incorporate by reference the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004; and

•	the description of our common shares and preferred share purchase rights contained in any registration statement on Form 8-A that we have filed, and any amendment or report filed for the purpose of updating this description.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and before the effective date of the registration statement and after the date of this prospectus until we sell all of the securities offered by this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus or prospectus supplement, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at:
Shareholder Services
Otter Tail Corporation
215 South Cascade Street, Box 496
Fergus Falls, Minnesota 56538-0496
1-800-664-1259

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

4,500,000 Shares

Common Shares

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Robert W. Baird & Co.

J.P.Morgan

Banc of America Securities LLC

Wells Fargo Securities

KeyBanc Capital Markets

September 19, 2008